TRANSPRO, INC. 2002 ANNUAL REPORT

Values-Driven Performance



TRANSPRO

Heavy Duty Strategic Business Group

Transpro's Heavy Duty Strategic Business Group manufactures individual heat exchange component parts and systems for OEM and aftermarket customers. The OEM Unit provides its customers with engine cooling systems, complete radiators, charge air coolers and OE service components. The Aftermarket Unit manufactures and distributes radiator cores, complete truck radiators and charge air coolers for on-highway, off-highway, and industrial applications.

The Heavy Duty Group continued to improve its performance in 2002 by effecting major product and process cost reductions, by beginning the restructuring of excess plants, and by focusing on great customer service. The revenues for the Group rose 3% over 2001, supported by buy-ahead programs by heavy truck customers, which resulted from new diesel emission control regulations instituted in the fourth quarter of 2002.



The Heavy Duty OEM Unit achieved a profit this year after a major loss last year by implementing a broad range of cost reduction and quality improvement programs. Significant improvements to manufacturing processes were accomplished by rationalizing key functions to meet customer demands. In addition, a global supply strategy has been developed and will be the foundation for serving key customers who have demands for product throughout the world. The Company anticipated losing the Class 8 radiator business with Kenworth late in 2002. This phase-out had already begun when Kenworth chose to change its sourcing strategy and retain Transpro on this business. This will improve the outlook for the Unit in 2003. In addition, the Unit's program of market diversification, through leveraging the innovative Ultra-Seal™ Charge Air Cooler Product Line, is finding success as new customers in new markets were added throughout the year. The Unit has also begun to expand its market offering by adding key products like air-to-liquid oil coolers and complete cooling modules. The improvements achieved by this Unit in 2002 were significant. For 2003, we anticipate relatively flat performance from this Unit as the heavy-duty truck business and industrial markets continue to be depressed and as we assimilate product development for the introduction of new programs.

In 2002, the **Heavy Duty Aftermarket Unit** saw continued soft and competitive market conditions in which several former competitors exited the market. During the year, the Unit began to realize the benefits of productivity improvements, process cost reductions, product re-designs and other measures, as well as the closing of an excess component plant under the Company's restructuring program. A key improvement was an expanded manufacturing capability for charge air coolers and complete heavy-duty radiators, in concert with the Heavy Duty OEM Unit. The application coverage in these two key lines was also expanded, as complete replacement products continue to gain market share from core-only products. One area of emphasis for this Unit was, and will continue to be, a leveraging of the patented Ultra-Seal Charge Air Cooler Line in the marketplace. Product additions that are planned include more complete industrial radiators (used primarily in the power generation market), a new line of agricultural equipment radiators, and a line of half-core radiators for the bus market. A successful process initiative was the development and installation of a real time software system that allows us to better track all production-related costs. In the year ahead, the focus will be on further improvement in the business fundamentals, aggressive sales management, and the enhancement of service and quality in order to serve customers better.



Transpro At-A-Glance

Transpro, Inc. is a leading manufacturer and distributor of aftermarket and Original Equipment Manufacturer (OEM) heat transfer and temperature control products for automotive, truck and industrial applications. The Company operates through two Strategic Business Groups.

The Automotive and Light Truck Strategic Business Group offers customers a broad range of products, including Ready-Rad® Radiators, Ready-Aire® Heater Cores, and Air Conditioning Condensers, as well as the full line of Ready-Aire® Temperature Control Products.

The Heavy Duty Strategic Business Group manufactures and distributes radiator cores, complete radiators, charge air coolers, engine cooling systems, and Original Equipment Service components for on-highway, off-highway, and industrial applications. These products are sold to aftermarket and OEM customers.

Transpro's operational structure, which features two business units managed within each of the two Strategic Business Groups, facilitates enhanced customer service, improved production efficiencies, and better information exchange.

Key Markets:

Automotive and Light Truck
Heavy Duty

Business Groups:

Auto and Light Truck Strategic Business Group
- Heat Exchanger Unit
- Ready-Aire Temperature Control Products Unit

Heavy Duty Strategic Business Group
- OEM Unit
- Aftermarket Unit

Principal Brands:

Ready-Rad® Radiators
Ready-Aire® Heater Cores
Ready-Aire® Air Conditioning Condensers
Ready-Aire® Temperature Control Products
Ultra-Seal® Charge Air Coolers
Ready-Core® Radiator Cores

Automotive and Light Truck Strategic Business Group

This Strategic Business Group designs, manufactures and markets automotive aftermarket heating, cooling, and air conditioning products that have application coverage for more than 95% of the cars and light trucks on the road today. Its products include some of the industry's most trusted brands, such as Ready-Rad Radiators, and Ready-Aire Heater Cores and Air Conditioning Components.



In 2002, this Group achieved an 18% increase in net sales compared to the previous year, with all product lines experiencing significant growth. This was the result of increased sales and product line additions with existing customers and the development of new customer relationships. Of special significance, the group initiated new supply contracts with Advance Auto Parts, Inc. for its radiator business and with CSK Auto Corporation for its air conditioning parts business.

The Heat Exchanger Unit is the leading seller of aftermarket radiators and heater cores in North America. It supplies large, nationally branded retailers, wholesale distributors, and radiator shops that operate more than 15,000 sales outlets in North America.

In 2002, the Heat Exchanger Unit gained market share and increased sales volume by 14% over 2001 levels. This expansion reflects sales to new customers and continuing growth from existing customers. Another key contributor to the Unit's success was a series of product management and operational cost-reduction initiatives that were accomplished throughout the year. These included the start up of aluminum heat exchanger manufacturing capability in Mexico, the execution of a global sourcing strategy, the consolidation of the Memphis Distribution Center, and the rollout of the Hub-and-Spoke distribution system. In addition, acquisition of Fedco at the end of 2002 was a nificant development as it strengthened the Un market position, expanded its customer base, a added in-house aluminum heater core producti capabilities.

Among the year's other highlights, were the cre of a special order program for key customers a the testing of a region-by-region inventory prog for lower volume products. Both of these initiat offer great opportunities for sales growth, while limiting inventory investment.

Transpro's Hub-and-Spoke branch distribution n work, a concept launched in late 2001, continu to be rolled out in order to provide responsive timely service to the sales networks of our customers, especially in smaller markets. By better meeting customer needs, we have generated a tional sales, reduced costs, and improved servic

The Ready-Aire Temperature Control Prod Unit provides customers with a full line of autc tive and light truck temperature control product This Unit currently cross-sells to some of the sa customers as the Heat Exchanger business. Expanding this crossover provides a significant opportunity, as the temperature control marketp offers prospects for growth in sales penetration among customers seeking to consolidate their s plier networks. For 2002, the Business Unit wa able to capitalize on this opportunity, which res in sales growth of 56% over 2001 levels.

The Unit also introduced an expanded line of n compressors, along with an innovative "kit" marketing program that brings together all the necessary components to do a complete air conditioning repair. Customer response to these and other measures is encouraging and g added confidence that the future is bright for th Business Unit in this marketplace.



Like most companies, Transpro operates through an infrastructure of people, plants, equipment, machinery, components and raw materials, tied together by the systems and processes needed to assure quality and effectiveness of action.

Fundamental to Transpro's infrastructure are five "Strategic Values." It is our desire that these "Values" be owned and lived by our 1,800 Associates. More than plants or products or processes, it is these five values and our interpretations of them, that set us apart, give us focus as an organization and energize our individual and collective efforts. That is why the theme of this 2002 Annual Report is, appropriately, "Values-Driven Performance."

Application of these values was crucial to the success of the Company's improvements to date, and will be the foundation for our continued progress. How we define each value – and how we put them into action to achieve measurable and meaningful progress – is addressed in the "Values and Performance" section that begins on page 4 of this report.

About our cover

The cover of this report features a road sign that indicates 2002 as the Company's "break out" year, with the achievement of a full year profit after all charges!



Employing exceptional people
Market leadership through superior customer service
An exemplary corporate citizen
Dedicated to world-class quality standards
Committed to exceptional financial performance

To Our Fellow Stakeholders:

By any standard, the year 2002, with all of its economic and geopolitical uncertainty, was a productive and satisfying year for Transpro, Inc. We are most pleased to have met or exceeded our expectations for the past year, while posturing the Company for a successful future.

For Transpro, 2002 marked the second year of our aggressive three-year program to create a profitable, industry-leading Company. Our original target for the year was to achieve operating profitability before special charges. We successfully exceeded that goal, generating a net profit of $2.0 million, or $0.28 per diluted share including all charges, compared to a loss of $20.8 million, or $3.17 per diluted share, last year. This was accomplished by "holding our course" to refine and strengthen every aspect of our operations. Among the most important initiatives in 2002, were the start up of our aluminum heat exchanger manufacturing capabilities, continuing to implement our "Hub-and-Spoke" distribution concept, implementing numerous cost improvement programs, and rolling out new business systems initiatives. We are confident that our achievements over the past two years have positioned us to show further significant improvement in 2003.

The progress we have made and the momentum we are gaining have truly galvanized our people. The transformation underway at Transpro is about more than simply executing elements of a business strategy. Indeed, our five "Strategic Corporate Values" always guide the pursuit of our business objectives. Each of these values is vital in its own right – but, each is also interdependent with the others. These values provide a framework for decision making, a guidepost for both individual and corporate actions, and a primary measure of our progress. At Transpro, our performance is driven by our values.

2002 Performance

In 2002, Transpro realized strong year-over-year improvements in net sales, gross margin, and operating income. Net sales increased to $230.6 million, up 13.4% from $203.3 million in the prior year, reflecting the addition of new customers, as well as growth with our existing customers. After restructuring and other charges, we achieved an operating income of $6.1 million in 2002, reversing a loss of $13.1 million in 2001. Consolidated gross margin was 19.3% of revenue, up from 13.5% in 2001. By practically any measure, this was great progress.

These solid improvements resulted from our continued commitment to reduce our product costs through design, sourcing, and process initiatives. In this area, we have just begun to see the results of the many improvements we have addressed.

Year-end dollars of inventory increased over the prior year as a result of a number of factors, including the support of higher sales levels and the acquisition of Fedco. Although we were able to make a small improvement in inventory turns to 3.1 per year by year-end, we did not make as much progress as we wanted. This will be an area of continuing focus in 2003. Among the challenges we faced this past year, were:

- *A West Coast dock strike that caused us to acquire extra products to serve near term customer needs.*
- *Year-over-year seasonal changes in customer demand that required us to build certain inventories prior to year-end for sale in early 2003. While sales levels on certain products increased during the period, these levels were below internal forecasts, contributing to higher inventory levels on these products.*
- *Late delivery of certain hard-to-obtain products, which were finally received too late in the year for sale during our normal season.*
- *Even though our sales increased during our summer season, they did not increase as much as expected, thus leaving extra inventory.*

Together, these factors, as well as regular customer stock adjustments, produced excess inventory at the end of the third quarter, which was reduced through sharp cutbacks in production in the fourth quarter. Indeed, during this period, we were able to meet our internal objective, which was to achieve total inventory levels more consistent with expected demand by year end. However, as previously announced, this will have a negative impact on our first quarter performance, as the costs of production during this period flow through to our results. Having said this, we anticipate that the institution of Material Requirements Planning (MRP), improved internal systems, our Hub-and-Spoke distribution program, a more stable delivery environment, and improved forecasting tools, will help us to improve our turns in 2003.

Our investment in receivables significantly increased during 2002, due to new customer developments, increased sales to existing customers, and extended terms imposed by our major accounts. Although it appears that this trend will continue, we are committed to seeking improvements in this important area.

Another key financial development was the completion of a three-year extension and amendment of our credit facility. Under the revised agreement, our borrowing capacity increased to $80.0 million from $65.0 million. The revised agreement, which provides Transpro with lower borrowing costs and increased financial flexibility, validates our progress and is a strong endorsement by our financial partners for our future prospects.

Our improving financial position has also enabled Transpro to take strategic actions to build the Company. In this context, on December 27, 2002, we acquired Fedco Automotive Components Company, a Buffalo, New York-based subsidiary of Tomkins PLC. Fedco manufactures copper/brass and aluminum automotive and truck heaters for aftermarket retailers and distributors, and for specialty OEMs. The acquisition, which is expected to be accretive to earnings in 2003, provides Transpro with additional model coverage, patented product design, enhanced production capabilities, increased winter season sales and production activity to balance the Company's current strong summer season, and access to new heater customers. Our plans call for

Net sales
(in millions)


$203.3
$203.3
$230.6
00
01
02

Consolidated gross margin
as a percentage of sales


14.0%
13.5%
19.3%
00
01
02

Operating income (loss)
(in millions)


($9.0)
($13.1)
$6.1
00
01
02

Net income (loss) per diluted share


($0.45)
($3.17)
$0.28
00
01
02

establishment of manufacturing "centers of excellence" at Buffalo for production of aluminum heaters and at our Nuevo Laredo, Mexico plant for production of copper/brass products. With access to Fedco's aluminum heater production capacity, we will now be able to improve the ratio of internally manufactured versus externally purchased aluminum heater products and components. In addition, with the transfer of copper/brass heater production to our Mexico plant, we will take advantage of economies of scale and other process improvements in order to lower our costs.

While we have provided many examples of our internal initiatives to strengthen the Company, the addition of Fedco illustrates Transpro's strategy of strengthening its position through external initiatives. It is also a testament to how far Transpro's transformation has come, as we would not have been able to achieve this action as recently as one year ago. The full impact of this strategic addition will begin to materialize in the second half of 2003.

Business Group Activity
Both of our Strategic Business Groups – the Automotive and Light Truck Group and the Heavy Duty Group – showed gains in practically every metric, including revenue and operating performance over 2001.

The Automotive and Light Truck Group benefited from increased demand for heat exchange and temperature control products from new customers. Equally important, Transpro's major customers expanded their offerings of the Company's products during the year and saw their sales grow significantly. We anticipate that the actions we are taking to serve our customers well will result in further similar successes. Following on the achievements of our Ready-Rad® brand of radiators, our Ready-Aire® line of air-conditioning and heating products is gaining a reputation for reliability and performance in its served market.

The all-around improvement of the Heavy Duty Group was highlighted by increased sales to heavy-duty truck OEMs and by major improvements in our operating performance. Our sales increase was driven by purchases of heavy trucks by users in advance of new engine emission regulations instituted in the fourth quarter of 2002. Despite soft conditions in the heavy-duty aftermarket, we did make market share gains through enhanced product offerings. Our Complete Truck Radiator line and our line of Complete Charge Air Coolers, featuring our patented Ultra-Seal® construction, are being widely accepted in the Aftermarket as premium value products.

Transpro is privileged to serve as sole supplier to many of its customers. Therefore, as our customers grow, we participate in their market success. In addition, our excellent performance in serving their needs gives us opportunities to expand our product offerings, such as adding air conditioning products in locations where we already serve the customer with heat exchange products. We see this as a major opportunity for future growth.

We began a great number of initiatives in 2002 that will begin to show tangible results throughout 2003. These include:

- *The continued development of our distribution system based on the Hub-and-Spoke model will allow us to reduce inventories, while achieving improved service to our customers on a broader variety of products.*
- *Our expanded aluminum heat exchanger production capability will help us to reduce costs, flatten production, and increase the flexibility of our supply chain.*
- *The rollout of Enterprise Requirement Planning (ERP) will provide an organization-wide foundation for problem solving, quality enhancement, and process improvement.*
- *Our continued introduction of information system upgrades, including forecasting tools, MRP at selected locations, enhanced corporate website functionality, and broader electronic cataloging capabilities, will help us to retain our market leadership position, and do it more effectively.*
- *The strengthening of our organization during the year is a hallmark of our progress. In 2002, we made a number of important personnel additions, began leadership training activities, and continued rolling out our five "Strategic Values" to the organization. In addition, we made major improvements in our overall safety performance, as we believe that even one injury to our employees is one too many.*

Our basic "values" call for continuous improvement, such that we do not view the "status quo" as an adequate expression of our future position. We will be always improving, always seeking new alternatives, and always growing, both professionally and personally, in our business lives.

Transpro Leadership Team
(left to right)

Layne Gobrogge
VP Marketing

Richard Wisot
VP & Chief Financial Officer

Jeffrey Schwartz
VP Sales

Kevin O'Connor
President Ready-Aire Business Unit

Lyman McWain
VP Heat Exchanger Business Unit

Charles Johnson
President & Chief Executive Officer

Barry Banducci
Chairman, Board of Directors

Jeff Jackson
VP Human Resources & Process

David Albert
VP Operations and Heavy Duty Group

Kenneth Flynn
VP & Corporate Controller



Our Restructuring Program

Since we instituted our restructuring activities in mid-2001, and continued them through 2002, we have accomplished a great deal to reposture our human and financial asset commitments for improved financial returns, including:

- *Redesign of our distribution system, including the closing of nine branches and the re-configuring of several more into our new Hub-and-Spoke format.*
- *Realignment of our manufacturing capability, including the closure of two plants.*
- *Acquisition and relocation of a new aluminum tube mill.*
- *Acquisition of a new brazed aluminum radiator core making facility.*
- *Purchase of a new aluminum heater plant via the Fedco acquisition.*
- *Redesign of our basic organization around our Business Group structure.*

At the end of 2002, we had expended $6.4 million against our originally announced restructuring plan of $7.0 million. This phase of our development will be completed in the first half of 2003, with the already announced closure of two regional Heavy Duty Aftermarket plants (we will continue to serve our customers through other existing plant and distribution locations) and the continued reconfiguring of our distribution system. In addition, we will incur some minor restructuring costs related to the Fedco acquisition besides those provided for in the opening balance sheet. With these activities behind us, we will be able to assess the position we attain in each of our businesses. As we have said in the past, we will support those businesses where we believe we can make an attractive return and exit those where we cannot. All the activities we have undertaken to date, although some were painful, have resulted in a stronger business with renewed outlook for the future.

The Marketplace Environment

Entering 2003, our markets have remained active despite a slumping economy, the threat of war, and unresolved questions regarding petroleum pricing and availability. Although these uncertainties are reason for concern, we are encouraged by the continued high usage of automobiles and light trucks for personal transportation in our country. This is driven by several key market fundamentals that we anticipate will provide us with opportunity, compared to some other segments of the market. These include:

- *Total miles driven for the light vehicle market increased by 1.7% in 2002, according to the Federal Highway Administration, which is a strong indicator of base market growth for Transpro.*
- *The number of light trucks on the road, compared to passenger cars, has been increasing over the past few years and now accounts for almost 40% of the registered vehicles on the road today, according to R.L. Polk. Since light trucks generally have higher duty cycles than passenger cars, and since heat exchangers for light trucks are generally larger in size, there is additional market opportunity for Transpro's light truck products.*
- *People are keeping their vehicles longer today than they have in the past. The average age of passenger cars on the road today is 9.4 years and the average age of light trucks is 8.4 years, according to R.L. Polk. An increasingly older vehicle population is good news for Transpro, since we sell our products primarily for vehicles past their warranty and roughly over six years old.*

To date, these factors have provided us with a relatively stable environment in the face of mounting general economic concerns. They also help explain the enthusiasm of our customers for our product offerings and the opportunities this provides.

The Year Ahead

Over the past two years, Transpro has become a dynamic enterprise with clear focus, improved financial resources, and a bright future. We have asked a great deal of ourselves and, on balance, we have been "successful together." We are committed to building on that progress in 2003 with further significant improvements in full-year performance.

In support of this, as Fedco becomes fully integrated, we anticipate performance improvements disproportionate to the size of the acquisition. In addition, we plan to introduce enhancements and extensions of our various product lines and supplement them with innovative ways of going to market during the year. We will seek – and find – new ways to provide even better service to customers. In fact, an expanded relationship with current valued customers is one of the cornerstones of our business strategy.

In summary, we believe Transpro is well postured for success. With good program implementation during the year, and reasonable economic and geopolitical conditions, we believe we can provide another year of great progress in 2003. Our first quarter will be a period of "clean up" in which we initiate activities to complete our restructuring program, incur the higher costs of inventory produced in the fourth quarter, and commence the integration of Fedco. Increasing improvements in performance will follow this, as all of our initiatives are rolled out and become fully functional; resulting in what we believe will be another year of significant progress ahead. Just as important, we are confident that the values that guide us will drive our performance into 2003 and beyond.

As always, we are deeply grateful for the support and commitment of our customers, associates, shareholders, directors, and business partners, all of whom help to create, and will share in, our success.



Charles E. Johnson
President & Chief Executive Officer

Transpro's corporate values give us focus as an organization and drive our performance. In the pages ahead, we demonstrate the significance of the values that define our Company — what they mean, how we seek to advance them and our progress in doing so over the past year.

Value #1 — An Exemplary Corporate Citizen

What It Means

- Providing a safe, accident-free workplace for all our associates.
- Complying with safety, environmental, employment, and equal opportunity regulations.
- Supporting communities where we live and work.
- Building an organization based on honesty and integrity.

What We Set Out To Do...What We Accomplished

At Transpro, we recognize that a commitment to good corporate citizenship has an impact on everything we do. This value is not mutually exclusive to the other commitments that drive our performance. Far from it. Our ability to succeed over the long term depends on building and maintaining trust in all our business relationships–with our associates, customers, regulators, partners, suppliers, and the communities in which we operate. Over the past year, we have undertaken a number of initiatives to demonstrate and advance our commitment to good corporate citizenship.

Providing a safe, accident-free workplace

- We achieved a 55% reduction in reportable accidents in our facilities in 2002.
- In 2002, we realized the third consecutive annual decline in workman's compensation costs.
- We have regular safety training meetings and safety/environmental audits at all facilities.
- Safety performance and accidents are analyzed at monthly Corporate Operations Review meetings.


Teaching children about kindness, generosity, and the power of giving.

Complying with safety, environmental, employment and equal opportunity regulations

- We are working with the Connecticut Department of Environmental Protection to address environmental contamination at legacy worksite last used by the Company 20 years ago
- Our full-time manager of Health, Safety and Environment repor directly to a corporate officer and has a Company-wide manda to review and improve all aspects of safety and environmental performance.

Supporting communities where we live and work

- We supported and participated in the Greater New Haven Unit Way campaign and programs and, in 2002, were awarded a Community Spirit Award for our efforts.
- We created Community Outreach programs in New Haven, Connecticut, Jackson, Mississippi, Memphis, Tennessee, Arlingt Texas, and Nuevo Laredo, Mexico. (See our website, **www.transpro.com**, for more examples.)

Building an organization based on honesty and integrit

- As a part of our values adoption, we treat customers, vendors, stakeholders, and each other with the highest levels of honest and integrity. We hold each other accountable for this behavic
- Honesty and integrity starts with hiring people with those value In support of the policy the Company has in place, we conduc vigorous background checks, thorough reference checks and th most sophisticated drug/alcohol testing available before new hires are extended employment offers.
- In accordance with the Sarbanes-Oxley Act, our Executives cert fied the accuracy and completeness of information disclosed t the Securities and Exchange Commission (SEC) and sharehold

Values in Action: Helping school children

If you have visited the Transpro website, you are aware of "our kids," the children we "adopted" at Christopher Columbus Famil Academy (CCFA) in New Haven. By "adoption," we mean that v have sought to make a difference in their lives by providing ther with an opportunity to learn about kindness and generosity, in effect, the power of giving. As part of this experience, we have worked with the school administration to provide these young p ple with needed items such as outfitted backpacks for school, w ter coats, holiday gatherings, and other needs. On occasion, we have provided them with items that they can pass along to othe (i.e. poinsettias last holiday season, Mother's Day plants, and Father's Day caps) so they might experience the opportunity to give, as well. These children do not have the resources to buy g for those they love for these special events. But, when the kids found out that a Transpro associate was in need of some help v a sick relative, they took up a collection of dollars and coins anc presented it to our employee. Tearfully, our associate accepted gift...a gift that surely came from the hearts of the children at CCFA. We often talk about how our actions "change" lives... an this profound act of kindness is proof positive. For Transpro, the acts of kindness provide a backdrop for our culture of interdepe ence and commitment to each other's success in our workplac and in our community.



Value #2 – Employing Exceptional People

What It Means

- Hiring the best-qualified people.
- Providing opportunities for recognition, advancement, and personal and professional development.
- Creating an environment based on shared success.

What We Set Out To Do...What We Accomplished

Transpro strives to create an environment that supports the personal and professional development of our people. We have also established goals and processes to ensure that our corporate values are understood and utilized by everyone. When candidates are interviewed for Company positions, one of the first steps is to explain our five corporate values. Our goal is to attract people with the right experience and qualifications, plus demonstrated leadership and integrity. Ongoing training and performance reviews for all associates are also grounded in our five values.

Hiring the best-qualified people

- The culture change that has occurred at Transpro, as we've adopted a value-based leadership model, has allowed us to attract the best-qualified people for open positions. It has become easier to hire new people with the financial improvements in the Company, as well as the value platform that defines our leadership and operating style. Candidates are inspired by the culture they observe at Transpro, as their personal values regarding integrity, quality and performance are consistent with our corporate values.
- We have instituted a more rigorous and collegial screening process. As a part of this process, we encourage a variety of perspectives and disciplines to review candidates to get a 360-degree view of potential new hires, their experience, and their organizational "fit" with our values and leadership style.

Providing opportunities for recognition, advancement and personal and professional development

- In order to keep our Associates well equipped, they have been given the tools, training and positive reinforcement they need to succeed, from the latest generation PCs to specialized courses and seminars on quality, process development, mapping, improvement, and leadership.
- We began a leadership training program for senior and mid-level managers in 2002.
- In 2002, Associates used our Educational Financial Aid Program to complete 63 college and graduate level courses aligned to their current responsibilities. This was a direct investment by the Company in Associate development.

Creating an environment based on shared success

- Our matrix organization encourages teamwork and the sharing of talent, ideas, and workload. It has successfully broken down departmental walls and resulted in a more cohesive approach to problem solving and process improvement. We formed several cross-functional teams throughout the year to attack and solve specific problems and issues. We are creating a "no excuse" culture.



Creating an environment based on shared success.

- Business successes are communicated and celebrated throughout the organization by regular addresses by the CEO that are video taped and seen by every Associate and through Company intranet updates.

Values In Action: Making values the heart of our culture

More clearly and profoundly than ever, Transpro's five corporate values were woven into our strategic and organizational base. The values drove the 2003 planning process. With the corporate scandals at other companies fresh in everyone's minds and before this news was publicized, the cultural changes that we began to make two years ago were placed into clear perspective. By basing our planning and actions on the corporate values, we bring a refreshing approach to leadership. There is a growing sense among our people that something different is happening at Transpro, compared to what they hear about other companies. There is also an escalating sense of pride regarding the improvements we have made together and a realization that we can accomplish much more if we continue to work as a team with common goals. Although we are not perfect at this process, we are making very real and substantial progress, while being committed to our mutual success!


Celebrating quality and delighting our customers by our performance.

Value #3 — Dedicated to World-Class Quality Standards

What It Means

- Our quality efforts apply to both individual efforts and the entire enterprise.
- Quality improvement is an ongoing and continuous effort.
- Our objective is to work toward product and process improvements that will allow us to achieve "zero defects" in all that we do.

What We Set Out To Do...What We Accomplished

The ability to work at — and maintain — a high level of quality is a prerequisite for success in business. Today's cars and trucks are more precisely designed and engineered than ever. Transpro, as a leading provider of automotive heating/cooling systems to Aftermarket and OEM customers, must meet quality standards that are among the most rigorous in the world.

Our quality efforts apply to both individual efforts and the entire enterprise

- At Transpro, we bring the disciplines of quality to everything that we do, from the processing of our paperwork to the making of our products, to the understanding of our customers' needs. To make this happen, we instituted a Company-wide Quality Policy in 2002.
- To assist with this policy implementation, we strengthened our Quality organization by adding a Corporate Quality Engineer, thr new Quality Managers, and a new MRP Project Manager.

Quality improvement is an ongoing and continuous effor

- Transpro maintained its ISO-9002 Quality Status at its main pro duction facilities for OEM and Aftermarket products in Jackson, Mississippi, and Nuevo Laredo, Mexico, respectively. We began addressing the new international quality standard — TS16949 – that will supercede older ISO and QS programs and will implement it in 2003 at our Mexico plant.
- We completed our Transpro Supplier Quality Manual, supplier su veys and site visits to major suppliers to ensure that our incomi product components and finished goods are at world-class qual levels.
- We successfully completed quality audits by major customers in the Auto and Light Truck Group and in the Heavy Duty Group.

Our objective is to work toward product and process improvements that will allow us to achieve "zero defects' in all that we do

- We implemented the Enterprise Resource Planning Program in 2002 in our Heat Exchange Unit and achieved a Class B status. As a part of this program, we completed training in Process Documentation, Process Mapping, and Problem Solving.
- In 2002, we reduced return and warranty rates by over 30% fo our Auto and Light Truck Group and our Heavy Duty OEM Unit against 2001 levels.
- Our first pass yield rates improved by over 10% in 2002 at all major manufacturing locations compared to the 2001 levels.

Values in Action: Create an organization-wide quality platform

In addition to creating a Corporate Quality Department, the Company created a Quality Policy that guides its actions:

"Transpro celebrates quality, delighting our customers by our performance, making every day better than the last!"

"Celebrating quality and delighting our customers" is defined by Transpro's measured performance and continual improvement i our quality, cost, service, and customer satisfaction performance

"Making every day better than the last" is defined by Transpro's commitment to continual improvement of the effectiveness of (Quality Management Systems.

Value #4 — Market Leadership Through Superior Customer Service

What It Means

- Building true partnerships with customers and vendors to establish a path of mutual success.
- Understanding and, without fail, meeting our customers' needs at all times.
- Working toward our objective to be the most respected and appreciated supplier to our markets.

What We Set Out To Do...What We Accomplished

"Reliability" is one of the most important attributes a valued supplier must possess. Reliability has become a Transpro hallmark and is the reason why we are entrusted with so many sole-supplier relationships. It is a testimonial to our ability to make good on our promises, which, in turn, enables customers to make good on their promises. This is customer service at its highest and most valued level.

Building true partnerships with customers and vendors to establish a path of mutual success

- We began rolling out our Hub-and-Spoke distribution system and we are starting to see the benefits of better service levels in those markets.
- Along with our new distribution model, we updated the information systems in our branches with the introduction of our "real time" AutoPro Software system that allows our customer service people to manage their locations more efficiently and provide a higher level of service to our customers.
- We added major new customers in 2002, such as Advance Auto Parts, Inc., CSK Auto Corporation, and the Rad-Pro Group, which added incremental sales for the year, by demonstrating that Transpro had the right set of attributes to meet their future needs.

Understanding and, without fail, meeting our customers' needs at all times

- This year, we started developing specific customer profiles and plans that enable us to understand our customers' needs better, anticipate their future demands and requirements, and improve our internal systems so that we can be even more responsive to them.
- We installed an industry-leading electronic product catalog system that enables us to distribute and update product application data on a regular and timely basis. To date, thousands of additional product applications have been added for existing and new part numbers. This electronic catalog is accessible from our website.
- The Transpro website was redesigned this year to provide additional functionality, including enhanced investor information with links to the annual report, recent SEC filings, and Company news releases; links to key industry websites; a section highlighting Transpro's community service activities; and access to certain of our electronic catalogs.

Working toward our objective to be the most respected and appreciated supplier to our markets

- We have begun to measure our success through a customer interview process designed to identify improved support and service opportunities for their respective businesses.

Values in Action: Upgrading our Hub-and-Spoke distribution systems

One of our most vital business missions is to ensure that customers receive the products they need, delivered on time, and to the right location. That is why it was important to support our Hub-and-Spoke distribution system with the right information system. The AutoPro customer service, sales order, and inventory management system was developed and implemented over the last two years to support our dedication to world-class quality standards and our desire to earn "market leadership through superior customer service." AutoPro provides stable, accurate results focused on data integrity, responsiveness, and feature-rich functionality. The system allows us to search our entire network for product availability and to provide enhanced customer information and support.


Building partnerships with customers that lead to mutual success

Value #5 — Committed to Exceptional Financial Performance

What It Means

- Transpro believes that credibility — delivering on its commitments — is one of the most important aspects of financial management.
- By applying its value system on a consistent basis, Transpro can achieve industry-leading financial returns for shareholders.

What We Set Out To Do...What We Accomplished

By adhering to a strategy outlined two years ago, Transpro achieved significant improvement in its financial results in 2002. We begin a new year confident that our strategies and initiatives will position us to generate exceptional financial performance over the longer term.

Transpro believes that credibility — delivering on its commitments — is one of the most important aspects of financial management

- We committed to improving inventory turns through the year. Although we did not achieve our targeted performance of 3.5 turns, we did show improvement, even with the challenges we faced during the year. Our performance resulted in inventory turns that went from 2.4 in 2000, to 3.0 in 2001, to 3.1 in 2002.
- We achieved cost reduction activities throughout the year and our global sourcing strategies were designed to ensure that we achieved world-class costs for products and components, whether the products were produced in-house or purchased from our supply partners. We have improved and expanded our production processes at our Mexico plant and have added aluminum heater production capability with our purchase of Fedco. We achieved a gross margin increase from 13.5% in 2001 to 19.3% in 2002.
- Our original commitment for the year was to achieve an operating profit before any charges. We were pleased to achieve a net profit of $2.0 million, including all charges.

By applying its value system on a consistent basis, Transpro can achieve industry-leading financial returns for shareholders

- We made dramatic progress in 2002, as measured by our year-over-year net sales growth, gross profit margin improvement, and net profit achievement. With continuing programs in place, the Company is positioned for further progress towards our objective in 2003.


Financial management based on credibility and delivering on our promises.

Values in Action: The right strategies for financial success

One of the cornerstones of the Company's performance improvement plan is to fully utilize its new aluminum radiator manufacturing capability in Nuevo Laredo, Mexico. This capability started up during 2002, but will not reach full operation until the second quarter of 2003. As part of this initiative, we have restructured our make-versus-buy strategies to improve our plant utilization, invested in new tooling for an expanded model range, and taken further action to improve production processes. While these actions had a favorable impact on 2002, which shows up, in part, in the achieved margin improvements, as our capability reaches its full potential, we believe our margins will show further improvement in 2003.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission file number 1-13894

TRANSPRO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**34-1807383**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

100 Gando Drive, New Haven, Connecticut 06513
(Address of principal executive offices, including zip code)

(203) 401-6450
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value (together with associated Preferred Stock purchase rights)	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act:
None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of voting and non-voting common stock held by non-affiliates of the Registrant at June 30, 2002 was $41,806,181. On March 1, 2003, there were 7,106,023 outstanding shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

Exhibit Index is on pages 48 through 50 of this report.

TRANSPRO, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2002

PART I

Item 1. Business

Transpro, Inc. (the "Company") designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck aftermarket. In addition, the Company designs, manufactures and distributes radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for original equipment manufacturers ("OEMs") of heavy trucks and industrial and off-highway equipment and the heavy duty heat exchanger aftermarket. A description of the particular products manufactured and the services performed by the Company in each of its market segments is set forth below.

Origins of the Business

The Company's origins date back to 1915 when a predecessor of the Company's former G&O division commenced operations in New Haven, Connecticut as a manufacturer of radiators for custom built automobiles, fire engines and original equipment manufacturers. Allen Telecom Inc. ("Allen," formerly The Allen Group Inc.) acquired G&O in 1970 as part of its strategy to become a broad-based automotive supplier. The Company's GO/DAN Industries ("GDI") division was formed in 1990 when Allen contributed a portion of its G&O division and other assets, which together represented all of Allen's aftermarket radiator business, and Handy & Harman contributed substantially all of the assets of its then wholly-owned subsidiaries, Daniel Radiator Corporation, Jackson Industries, Inc., Lexington Tube Co., Inc. and US Auto Radiator Manufacturing Corporation, to form a 50/50 joint venture partnership.

In 1995, Allen contributed all of the assets and liabilities of G&O, its specialty fabricated metal products business and Allen's interest in GDI to the Company. Immediately thereafter, Allen caused GDI to redeem Handy & Harman's ownership interest in GDI. On September 29, 1995, Allen spun off the Company to Allen's stockholders. The Company added replacement automotive air conditioning condensers to its aftermarket product line with the acquisition of substantially all of the assets, and the assumption of certain liabilities, of Rahn Industries effective August 1996. The Company added other replacement automotive air conditioning parts to its aftermarket product line with the acquisition of the outstanding stock of Evap, Inc., which subsequently became Ready-Aire, in a purchase transaction effective August 1, 1998. The Company added re-manufactured automotive air conditioning compressors to its aftermarket product line with the acquisition of the outstanding stock of A/C Plus, Inc. in a purchase transaction effective February 1, 1999, which became part of Ready-Aire.

In 1999, the Company decided to concentrate its efforts on its heating and cooling systems business. Effective May 5, 2000, the Company sold substantially all of the assets and liabilities of its Crown Specialty Metal Fabrication business to Leggett & Platt, Incorporated.

On December 27, 2002, the Company acquired certain net assets of Fedco Automotive Components Company ("Fedco"), based in Buffalo, New York, a wholly owned subsidiary of Tomkins PLC. This acquisition strengthens the Company's position in the heater core market and provides the Company with a new major customer, capability to produce aluminum heaters in-house and the ability to maximize the benefits generated by its in-house production of copper/brass heater cores at its Mexico plant.

Current Structure

The Company was previously comprised of three operating divisions that supplied products and services to the automotive and truck aftermarket and original equipment manufacturers of trucks and other industrial products. These operating divisions were GDI, G&O, and Ready-Aire. GDI was a producer of replacement radiators and other heat transfer products for the automotive and truck aftermarkets. G&O produced and supplied radiators, charge air coolers, and engine cooling system components for OEMs of heavy trucks, and industrial and off-highway equipment. Ready-Aire was a manufacturer and distributor of replacement automotive air conditioning parts for the automotive aftermarket and a re-manufacturer of air conditioning compressors primarily for import applications in the automotive aftermarket.

Early in 2002, in order to improve customer focus, the Company was reorganized into two strategic business groups ("SBG") based on the type of customer served — Automotive and Light Truck and Heavy Duty. The Automotive and Light Truck SBG is comprised of a heat exchanger unit and a temperature control unit. The heat exchanger unit was previously the largest portion of GDI while Ready-Aire represents the temperature control business. The Heavy Duty SBG consists of both an OEM and aftermarket unit. The OEM unit reflects the G&O business while the aftermarket was included in GDI. In conjunction with the reorganization, the Company also commenced a program to de-emphasize the use of the GDI, G&O and Ready-Aire names and have all product names, including the well-known trade names Ready-Rad® Radiators, Ready-Aire® Heater Core and Air Conditioning Condensers, Ready-Aire® Temperature Control Products, Ready-Core® Radiator Cores and Ultra-Seal® Charge Air Coolers, associated with Transpro, Inc.

Markets

The automotive and heavy truck parts industries target two distinct markets, the aftermarket and the OEM market. The products and services used to maintain and repair automobiles, vans, light trucks and heavy trucks, as well as accessories not supplied with such vehicles when manufactured, form the respective automotive and heavy truck aftermarkets. The manufacture of individual component parts for use in the original equipment manufacturing process of automobiles, vans and light trucks forms the automotive OEM market and the manufacture of individual components for use in the original equipment manufacturing process of heavy trucks and other heavy equipment forms the heavy duty OEM market. The Company sells its products and services principally to the automotive and heavy duty aftermarkets, as well as the heavy duty OEM market.

Principal Products and Services

The Company designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck aftermarket. In addition, the Company designs, manufactures and distributes radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for OEMs of heavy trucks and industrial and off-highway equipment and the heavy truck and industrial product aftermarket. A description of the particular products manufactured and the services performed by the Company in each of its market segments is set forth below.

Automotive and Light Truck Products

The Company provides one of the most extensive product ranges of high-quality radiators, radiator cores, heater cores, and air conditioning condensers, compressors and parts to the automotive and light truck aftermarket. The Company's primary radiator (both aluminum and copper/brass) and copper/brass heater manufacturing facility in Nuevo Laredo, Mexico is ISO-9002 certified, which is an internationally recognized verification system for quality management. In addition to its standard models, the Company can produce and deliver special orders typically within 24 hours through its 10 regional plants and 40 branch locations.

The purpose of a radiator is to cool the engine. A radiator acts as a heat exchanger, removing heat from engine coolant as it passes through the radiator. The construction of a radiator usually consists of: the radiator core, which consists of coolant-carrying tubes and a large cooling area often made up of metal fins; a receiving (inlet) tank; a dispensing (outlet) tank; and side columns. In operation, coolant is pumped from the engine to the inlet tank where it spreads over the tops of the tubes. As the engine coolant passes through the tubes, it loses its heat to the air stream through the fins connected to the tubes. After passing through the tubes, the reduced temperature coolant enters the outlet tank and is then re-circulated through the engine.

Complete Radiators. The Company's lines of complete radiators are produced for automobile and light and heavy truck applications and consist of more than 800 models, which are able to service approximately 95% of the automobiles and light trucks in the United States. The Company has established itself as an industry leader with its well-recognized line of Ready-Rad® radiators. The Ready-Rad® Plus line with adaptable fittings has become popular because of its ability to fit the requirements of a broad line of vehicles, enabling distributors to service a larger number of vehicles with lower inventory levels. During 2001, the Company acquired the capability to produce aluminum radiator cores in-house.

The Company introduced its Ready-Rad® Heatbuster ("Heatbuster") line of complete radiators in 1994. This line of replacement radiators is specially designed to provide approximately 20% more cooling capability than a standard radiator. The Heatbuster line is an ideal replacement radiator for vehicles, which are used for towing, hauling, plowing, or off-highway purposes, and as a result, it has been particularly popular in the growing light truck market of the automotive fleet.

Radiator Cores. A radiator core is the largest and most expensive component of a complete radiator. The Company's Ready-Core® line consists of 2,500 models of radiator cores for automobiles and light trucks. Given the wide range of cores required by today's automobile and truck fleet, there are many times when a specific core is not readily available. In these cases, the Company can produce a new core, on demand, within several hours. The Company is able to provide same day or next day service to virtually the entire United States using its ten strategically positioned regional manufacturing plants.

Heater Cores. The Company produces more than 350 different heater core models for domestic and foreign cars and light trucks, which cover the requirements of more than 95% of the automobiles and light trucks on the road today. A heater core is part of a vehicle's heater system through which heated coolant from the engine cooling system flows. The warm air generated as the liquid flows through the heater core is then propelled into the vehicle's passenger compartment by a fan.

The Company's Ready-Aire® line of heater cores is recognized as an industry leader and its models utilize both cellular and tubular technology. Traditional heater cores utilize folded metal cellular construction to transport coolant through the unit, while the more modern models transport coolant through tubes. The Company introduced its tubular CT Ready-Aire® line of heater cores in 1988.

With the acquisition of Fedco, the Company added in-house aluminum heater core manufacturing capability which allowed the Company to consolidate and expand its existing copper/brass manufacturing capability at its Nuevo Laredo, Mexico plant. The Company anticipates that this integration process will be completed by mid 2003 and will result in the creation of "Centers of Excellence" in Buffalo and in Mexico.

Radiator Parts and Supplies. The Company sold radiator shop supplies and consumable products used by its customers in the process of radiator repairs. The Company's extensive line included radiator parts, small hand tools and equipment, solders and fluxes. The Company was one of the largest domestic suppliers of stamped metal radiator parts, supplying these parts to regional core manufacturers throughout the United States. During 2002, the Company decided to exit this product line and closed its Maquoketa, Iowa manufacturing plant.

Air Conditioning Compressors. The Company distributes more than 1,100 models of new and re-manufactured air conditioning compressors for domestic and import applications in the automotive and light truck aftermarkets. The compressor is designed to compress low-pressure vapor refrigerant, which is drawn from the evaporator into a high-pressure gas, and then pumped to the condenser.

Air Conditioning Condensers. Automotive air conditioning condensers were added to the Company's product line in 1996. Air conditioning condensers are a component of a vehicle's air conditioning system designed to convert the air conditioner refrigerant from a high-pressure gas to a high-pressure liquid by passing it through the air-cooled condenser. More than 300 condenser part numbers are currently cataloged and distributed under the Ready-Aire® brand.

Air Conditioning Accumulators. The Company offers over 200 accumulator models. Accumulators act as a reservoir that prevents liquid refrigerant from reaching the compressor. The accumulator uses a drying agent to remove moisture from the system and a filter screen to trap any solid contaminants.

Air Conditioning Evaporators. The Company offers over 400 evaporator models. Automotive air conditioning evaporators are designed to remove heat from the passenger compartment. The core is generally located under the dashboard or adjacent to the firewall and functions as a heat exchanger by passing low pressure liquid refrigerant through its passageways and forcing warm air from the passenger compartment over the core. The refrigerant becomes a low-pressure vapor and is then re-compressed by the compressor and re-circulated.

Air Conditioning Parts and Supplies. The Company sells an extensive line of other air conditioning parts and supplies. These other component parts include driers, hose and tube assemblies, blowers and fan clutches.

Heavy Duty Products

The Company designs, manufactures and markets radiators, radiator cores, charge air coolers and engine cooling systems to OEMs in the heavy duty market. All products are custom designed and produced to support a variety of unique OEM engine cooling configurations for heavy-duty trucks, buses, specialty equipment and industrial applications such as construction and military vehicles and stationary power generation equipment. The Company's Jackson, Mississippi production facility is ISO 9002 certified.

Radiators. The Company custom designs, manufactures and sells a wide range of different models of radiators, which are specifically designed and engineered to meet customer specifications. The Company's radiators are specifically engineered to withstand a variety of demanding customer applications. Certain of the Company's radiators are sold under the widely-recognized Ultra-Fused® brand name utilizing welded tube-to-header core construction and are specifically engineered to meet customer specifications to withstand a variety of demanding customer applications.

Radiator Cores. Heavy truck and industrial cores are heavy-duty units, which are constructed of extremely durable components in order to meet the demands of the commercial marketplace. The Company catalogs approximately 9,500 models of industrial cores, and these products serve many different needs in a variety of markets. In addition, the Company produces "special order" radiator cores, upon requests from customers. A heavy truck or industrial core is normally much larger than an automotive core and typically sells for three to four times the price of an automotive core. Production of these cores occurs at the Company's ten regional manufacturing plants.

Charge Air Coolers. The Company offers its OEM customers a wide range of different models of aluminum charge air coolers. A charge air cooler is a device that is used to decrease the temperature of air from a turbocharger that is used by the engine in its combustion process, which in turn improves the operating efficiency of the engine and lowers its emission levels. The Company believes that the demand for charge air coolers will continue to increase as the Company's customers face increasing pressure to produce vehicles and equipment that are more fuel efficient and less polluting. In 1999, the Company obtained a U.S. Patent relating to its proprietary Ultra•Seal® grommeted charge air cooler. This product offers significant improvements in performance and reliability and exceeds current industry guidelines for durability. Charge air coolers are also sold through the heavy duty aftermarket.

Engine Cooling Systems. The Company offers a wide range of different configurations of custom engine cooling systems to OEMs depending on customer requirements. These systems typically consist of a radiator and charge air cooler plus ancillary components to suit each OEM's requirement preferences. Additional components to each system may include an air conditioning condenser, oil or fuel cooler, shroud, guards, fan, hose and piping. The Company has experienced a significant OEM interest and emerging preference towards the supply of complete cooling systems.

Financial Information About Industry Segments, Export Sales and Domestic and Foreign Operations

The Company presently operates in two business segments in line with its Strategic Business Groups, Automotive and Light Truck and Heavy Duty. Applicable segment information appears in Note 16 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report. Export sales from North America and sales to any one foreign country were below 10% of net trade sales in the years ended December 31, 2002, 2001 and 2000.

Customers

The Company sells its products and services to a wide variety and large number of industrial and other commercial customers. The Company sells its automotive and light truck products to national retailers of aftermarket automotive products (such as AutoZone, Advance, Pep Boys, CSK and O'Reilly), warehouse distributors, radiator shops, hard parts jobbers and other manufacturers. The Company supplies heavy-duty heat transfer systems to OEMs of heavy duty trucks such as Paccar and Mack, and OEMs of industrial and off-highway equipment, such as Cummins Power Generation and Oshkosh Truck Corporation as well as to the heavy truck and industrial equipment aftermarket.

The Company's largest customer during 2002, 2001 and 2000 was AutoZone. AutoZone accounted for approximately 21%, 19% and 20% of net sales for 2002, 2001 and 2000, respectively. No other customer individually represented more than 10% of net trade sales in any of the years reported.

Sales and Marketing

The Company maintains a separate sales and marketing department at its two strategic business groups. By focusing its sales effort at the SBG level, the Company enables its sales staff to develop a thorough understanding of such unit's technical and production capabilities and of the overall market in which such unit operates. The Company has approximately 150 individuals involved in sales and marketing efforts. The Company also utilizes independent manufacturers' sales representatives to aid in its outside sales efforts in the aftermarket channels.

Competition

The Company faces significant competition within each of the markets in which it operates. In its Automotive and Light Truck product lines, the Company believes that it is among the major manufacturers and that competition is widely distributed. The Company competes with the national producers of heat transfer products, such as Modine Manufacturing ("Modine"), Visteon and other internal operations of the OEMs, offshore suppliers and, to a lesser extent, local and regional manufacturers. The Company's primary competition in the air conditioning replacement parts business includes Four Seasons, a division of Standard Motor Products, and numerous regional operators. The Company's principal methods of competition include product design, performance, price, customer service, warranty, product availability and timely delivery.

With respect to its heavy duty OEM business, the Company competes with international producers of heat transfer products, such as Modine, Valeo Engine Cooling Systems and Behr GmbH & Co. The Company principally competes for new business both at the beginning of the development phase or offering of a new model and upon the redesign of existing models used by its major customers. New model heavy duty truck development generally begins two to three years prior to the marketing of the vehicle to the public. Once a producer has been designated to supply components to a new program, an OEM will generally continue to purchase those components from the designated producer for the life of the program. Other heavy duty product development cycles approximate six months. The primary competitors in the heavy duty aftermarket are regional manufacturers.

Intellectual Property

The Company owns a number of foreign and U.S. patents and trademarks. The patents expire on various dates from 2009 to 2019. In general, the Company's patents cover certain of its radiator, heater, charge air cooler and air conditioning accumulator manufacturing processes. The Company has entered into licensing and other agreements with respect to certain patents, trademarks and manufacturing processes it uses in the operation of its business. The Company believes that it owns or has rights to all patents and other technology necessary for the operation of its business. The Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole.

Raw Materials and Suppliers

The principal raw materials used by the Company in its Automotive and Light Truck and Heavy Duty product lines are copper, brass and aluminum. Although copper, brass, aluminum and other primary materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company believes this strategy results in purchasing and operating economies. Outokumpu, a Swedish corporation, supplied the Company with approximately 100% of its copper and brass requirements in 2002, 2001 and 2000. The Company sourced most of its aluminum needs from Alcoa Inc. during 2002 and 2001. The Company has not experienced any significant supply problems for these commodities and does not anticipate any significant supply problems in the foreseeable future.

The Company typically executes purchase orders for its anticipated copper and brass requirements three to nine months prior to the actual delivery date. The purchase price for such copper and brass is established at the time orders are placed by the Company and not at the time of delivery.

Backlog

Backlog consists primarily of product orders for heavy duty OEM products for which a customer purchase order has been received and is scheduled for shipment within 12 months. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels. Backlog was approximately $3.0 million at December 31, 2002, compared to $4.1 million at December 31, 2001. The Automotive and Light Truck SBG typically operates on a short lead time order basis. As such, backlog is not indicative of future overall sales levels.

Seasonality

The Company experiences stronger second and third quarters and weaker first and fourth quarters due to the operating results of the Automotive and Light Truck SBG. Higher sales are reported during the spring and summer months, as the demand for replacement radiators and air conditioning parts and supplies increases, while lower sales levels are reported during the fall and winter months when only the heater core product line is in significant demand. Historically, the Heavy Duty SBG has experienced a decrease in revenues and operating income during the fourth quarter as results are affected by scheduled plant shutdowns for the holiday season. It is expected that the acquisition of Fedco's heater business will provide additional sales which are counter cyclical to the Company's current business.

Research and Development

Research and development expenses, which were primarily within our Heavy Duty SBG, were approximately $0.4 million in 2002, and $0.2 million in 2001 and 2000.

Employees

At December 31, 2002, the Company had 1,823 employees. Of these employees, 902 were covered by collective bargaining agreements. The Company's collective bargaining agreements are independently negotiated at each manufacturing facility and expire on a staggered basis. Of the Company's unionized employees, 63% are employed at the Company's Mexico plant and are represented by a local Mexican labor union. The Company has successfully re-negotiated collective bargaining agreements over the last several years and feels labor relations are good, although there can be no assurance that the Company will not experience work stoppages in the future.

Environmental Matters

As is the case with manufacturers of similar products, the Company uses certain hazardous substances in its operations, including certain solvents, lubricants, acids, paints and lead, and is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended), the Clean Water Act of 1990 (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). The Company believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. On January 27, 2003, the Company announced that it had signed a Consent Agreement with the State of

Connecticut Department of Environmental Protection. Under the agreement the Company will voluntarily initiate the investigation and cleanup of environmental contamination on property occupied by a wholly owned subsidiary of the Company over 20 years ago. The Company believes there will not be a material adverse impact to its financial results due to the investigation and cleanup activities. The Company also believes it is reasonably possible that environmental related liabilities might exist with respect to other industrial sites formerly occupied by the Company. Based upon information currently available, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operation or liquidity of the Company.

The Company currently does not anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material environmental liabilities and compliance charges will not arise.

Available Information

The Company periodically files reports with the Securities and Exchange Commission. Copies of any filing may be obtained at no charge by visiting the Company's website at www.transpro.com, the SEC's website at www.sec.gov or by writing to Investor Relations Department; Transpro, Inc.; 100 Gando Drive; New Haven, Connecticut 06513.

Item 2. Properties

The Company maintains its corporate headquarters in New Haven, Connecticut and conducts its operations through the following principal facilities:

Location	Approximate Square Footage	Owned/ Leased	Product Line	Lease Expiration
Memphis, Tennessee	234,200	Leased	Distribution and warehouse for heat exchange products	2007
Arlington, Texas	175,000	Leased	Manufacture of remanufactured air conditioning compressors, air conditioning parts and supplies	2012
New Haven, Connecticut(1)	158,800	Owned	Administrative headquarters, manufacture of tubes for aftermarket and original equipment radiators, test facility	—
Nuevo Laredo, Mexico	158,000	Leased	Manufacture of heat exchange products	2005
Buffalo, New York	152,000	Leased	Manufacture of heat exchange products	2003
Jackson, Mississippi	135,900	Owned	Manufacture of heavy duty heat exchange product	—
Laredo, Texas	102,800	Leased	Warehouse of heat exchange products, manufacture of tubes for aftermarket radiators	2009
Dallas, Texas	50,100	Leased	Manufacture of heat exchange products	2006

(1) Subject to IRB financing arrangements. The Company has entered into an agreement for the sale of this facility, which provides that the Company will lease its existing occupied space, which approximates 74,000 square feet. This transaction is expected to close during the second quarter of 2003.

The Company believes its property and equipment are in good condition and suitable for its needs. The Company has sufficient capacity to increase production with respect to its replacement radiator and original equipment product lines and its air conditioning replacement parts business. In its Automotive and Light Truck SBG, the Company maintains a nationwide network of forty branch locations, which enable the Company to provide its customers, generally, with same day delivery service. In the Heavy Duty SBG, the aftermarket is also served through ten manufacturing plants. All of these branch and plant facilities are leased and vary in size from 6,000 square feet to 20,000 square feet. Information about long-term rental commitments appears in Note 15 of the Notes to Consolidated Financial Statements contained in Item 8 of this Report.

Item 3. Legal Proceedings

Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment-related claims. Pursuant to an Agreement and Plan of Merger dated July 23, 1998 (the "Purchase Agreement"), the Company acquired from Paul S. Wilhide ("Wilhide") all of the common stock of EVAP, Inc. The consideration for this transaction was a payment of $3.0 million in cash, the issuance of 30,000 shares of the Company's Series B Convertible Redeemable Preferred Stock (the "Convertible Shares"), and the potential for an "earn-out" payment to Wilhide based on a calculation relating to EVAP's performance during the years 1999 and 2000. There is presently a dispute between the Company and Wilhide relating to the calculation of the earn-out. Wilhide claims that the value of his earn-out is $3.75 million, while the Company believes that Wilhide is not entitled to any earn-out. Under the Purchase Agreement, the earn-out would have, in the first instance, been payable through an increase in the liquidation preference of the Convertible Shares. Because, however, Wilhide has already met the agreed limits as to the amount of Convertible Shares that may be converted into Transpro common stock, any earn-out would likely be payable to Wilhide in cash. The Agreement includes an arbitration provision and there is currently a dispute as to the scope for the arbitration relating to the calculation of the earn-out payment. Accordingly, on January 14, 2003, Wilhide commenced an action in Texas State Court seeking a declaratory judgment that certain factors used by the Company in its earn-out calculation were improper and should not be included in the arbitration. Wilhide v. Ready Aire, Inc., and Transpro, Inc., Cause No. 96-196997-03 (Texas District Court, Tarrant County, 96th Judicial District). The Company has filed an Application with the Court to have the entire matter resolved in arbitration and intends to vigorously defend this matter. Depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's consolidated financial position, future operations or cash flows in a particular period.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

Executive Officers of the Registrant:

Name	Age	Served as Officer Since	Position or Office With the Company & Business Experience During Past Five-Year Period
Charles E. Johnson	57	March 2001	President, Chief Executive Officer and Director of Transpro, Inc., since 2001; Chief Executive Officer of Canadian General-Tower, Ltd., 1997 through 2001 and, from 1996 President and Director; President and Chief Operating Officer of Equion Corporation, 1993 through 1996.
Jeffrey L. Jackson	55	August 1995	Vice President, Human Resources and Process of Transpro, Inc., since July 2001; Vice President, Human Resources of Transpro, Inc., from 1995 to July 2001.
Richard A. Wisot	57	June 2001	Vice President, Treasurer, Secretary and Chief Financial Officer of Transpro, Inc. since 2001; Vice President, Treasurer and Chief Financial Officer of Ecoair Corp., 1997 through 2001; Vice President, Controller, Chief Accounting Officer of Echlin Inc., 1990 through 1996.
David J. Albert	55	June 2001	Vice President, Operations of Transpro, Inc., since 2001; President and Chief Executive Officer of Hayden Industrial Products from 1996 through 2000.
Kenneth T. Flynn, Jr. ..	53	September 2001	Vice President and Corporate Controller of Transpro, Inc. since 2001; Consultant, 1999 through 2000; Vice President and Corporate Controller of Echlin Inc. from 1997 through 1999; Assistant Corporate Controller of Echlin Inc. from 1985 through 1997.

All officers are elected by the Board of Directors.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange. The number of beneficial holders of the Company's common stock as of the close of business on March 1, 2003, was approximately 3,000. Information regarding per share market prices for the Company's common stock is shown below for 2002 and 2001. Market prices are the daily high and low sales prices quoted on the New York Stock Exchange, the principal exchange market for the Company's common stock. The Company discontinued its quarterly common stock cash dividend in September 2000. Under the provisions of the Loan Agreement entered into on January 4, 2001, the Company is prohibited from paying common stock dividends.

	Year Ended December 31, 2002			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Market price of common stock:				
High	$4.32	$6.45	$6.50	$6.26
Low	$3.00	$4.25	$4.90	$4.25

	Year Ended December 31, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Market price of common stock:				
High	$3.20	$3.80	$3.80	$4.00
Low	$2.31	$2.45	$3.00	$2.29

As a result of recording the deferred tax valuation allowance, Stockholders' Equity at December 31, 2001 fell below the $50.0 million minimum threshold for continued listing on the New York Stock Exchange (NYSE). In accordance with NYSE procedures, the Company, on June 17, 2002, presented a plan advising the NYSE of definitive actions that would result in compliance with this threshold and the $50.0 million market value threshold within the next 18 months following April 30, 2002. This plan was reviewed and accepted by the NYSE on August 2, 2002. The Company exceeded the target for Shareholders' Equity at December 31, 2002, which was contained in the plan. Should the Company be de-listed by the NYSE, it would seek to list its common stock on another exchange or trading market.

Securities Authorized for Issuance Under Equity Compensation Plans

	December 31, 2002		
	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Options Available for Future Grant
Stock option plans approved by Stockholders:			
1995 Stock Plan	441,859	$3.88	122,504
Non-Employee Directors Plan	99,200	$7.50	800

There are no plans which have not previously been approved by stockholders.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8-Financial Statements and Supplementary Data." The Company sold its Specialty Metal Fabrication segment effective May 5, 2000. Results of operations prior to the sale have been shown as income from discontinued operations in the consolidated financial statements.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except share data)				
Statement of operations data:(1)					
Net sales	$230,565	$203,312	$203,320	$205,563	$195,592
Gross margin(2)	44,426	27,401	28,404	44,026	37,546
Restructuring and other special charges	1,334	3,632	1,407	325	—
Income (loss) from continuing operations before cumulative effect of accounting change and extraordinary item	6,659	(20,308)	(9,234)	5,099	(447)
Cumulative effect of accounting change, net of tax	(4,671)	—	—	—	—
Income from discontinued operation, net of tax	—	—	440	1,717	2,094
Gain on sale of discontinued operation, net of tax	—	—	6,002	—	—
Loss on debt extinguishment	—	(530)	—	—	—
Net income (loss)	1,988	(20,838)	(2,792)	6,816	1,647
Basic income (loss) per common share:					
Continuing operations	$ 0.94	$ (3.09)	$ (1.43)	$ 0.77	$ (0.07)
Cumulative effect of accounting change	(0.67)	—	—	—	—
Discontinued operation	—	—	0.07	0.26	0.32
Gain on sale of discontinued operation	—	—	0.91	—	—
Loss on debt extinguishment	—	(0.08)	—	—	—
Diluted income (loss) per common share(3):					
Continuing operations	$ 0.94	$ (3.09)	$ (1.43)	$ 0.72	$ (0.07)
Cumulative effect of accounting change	(0.66)	—	—	—	—
Discontinued operation	—	—	0.07	0.24	0.32
Gain on sale of discontinued operation	—	—	0.91	—	—
Loss on debt extinguishment	—	(0.08)	—	—	—
Cash dividends per common share	—	—	0.10	0.20	0.20
Balance sheet data:					
Working capital(4)(5)	$ 32,807	$ 31,505	$ 44,742	$ 80,510	$ 61,747
Total assets(5)	160,160	129,683	156,967	176,293	142,575
Long-term debt(5)	7,267	7,998	5,234	61,928	42,197
Total debt(5)	59,596	37,663	45,323	61,928	42,197
Stockholders' equity	48,238	48,965	71,477	75,422	68,780

(1) Certain prior period amounts have been reclassified to conform with the current year presentation.

(2) Gross margin includes $0.5 million and $0.9 million of restructuring charges in 2002 and 2001, respectively.

(3) During 2001, 2000 and 1998, the weighted average number of shares of common stock outstanding used for basic earnings per share was also used in computing diluted earnings per share due to the anti-dilutive impact of common share equivalents on the loss per common share.

(4) Working capital in 2002, 2001 and 2000 reflects borrowings under the Revolving Credit facility as current liabilities.

(5) Amounts for 2002 reflect the acquisition of Fedco.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Year Ended December 31, 2002 to 2001

Net sales for the year ended December 31, 2002 increased 13.4% to $230.6 million compared to $203.3 million a year ago. Automotive and Light Truck SBG revenue increased 18.4% to $164.5 million from $139.0 million in 2001. Heat exchanger product sales were 14.4% above last year primarily as a result of product line expansions by several of our major customers and the start-up late in the second quarter of the year of a new customer program. Revenue from the temperature control business unit was up 56.3% reflecting the addition of several new customers announced during the first quarter. Heavy Duty SBG revenue in 2002 increased 2.7% to $66.0 million from $64.3 million last year. Despite continued softness in the marketplace, Heavy Duty OEM sales grew 6.3%, as a result of the impact of some minor strengthening of customer volumes. These higher volumes reflected customer purchases in anticipation of heavy truck engine changes caused by new emission regulations, which became effective in the fourth quarter of 2002. During the fourth quarter of 2002, Heavy Duty OEM sales declined due to the planned phase out of certain radiator shipments to Kenworth beginning in November. In the first quarter of 2003, the Company announced that due to a change in sourcing strategy, Kenworth had decided to retain Transpro as its radiator supplier for Class 8 trucks. Heavy Duty Aftermarket sales in 2002 declined by 0.5%, reflecting continued softness in all markets served.

Gross margin, as a percentage of sales, was 19.3% in 2002, compared with 13.5% last year. The 2002 gross margin includes $0.5 million of restructuring charges associated with the writedown of inventory to net realizable value at the Company's Maquoketa, Iowa plant, which was closed in September. In 2001, $0.9 million of restructuring charges were included in cost of sales reflecting the writedown of inventory as a result of the closure of a manufacturing facility in California. Before these restructuring charges, gross margin, as a percent of sales, was 19.5% in 2002 compared to 13.9% in 2001. The year-over-year increase in margins reflected the Company's multi-phased margin improvement activities, which began in the second quarter of 2001 and continue today. These include actions within both the Automotive and Light Truck and Heavy Duty SBGs designed to improve labor efficiency and utilization, lower spending levels and reduce product costs. Margins in the Heavy Duty SBG also benefited from lower warranty costs than were recorded a year ago. The higher claims incurred in 2001 were related to a customer warranty program, which had commenced during the fourth quarter of 2000. Warranty claims have now returned to historical levels. During the fourth quarter, the Company instituted a sharp production cutback in its Automotive and Light Truck plants in order to bring inventory levels more in line with expected demand levels. This cutback resulted in a higher actual inventory cost at year end and will translate into lower profit levels during the first quarter of 2003 as the product is sold. The adverse impact on the 2003 first quarter could be in the range of $3.0 million compared to the same period in 2002.

While selling, general and administrative expense levels increased $0.2 million or 0.5% from a year ago, they were lower as a percentage of sales, 16.1% versus 18.1% in 2001. These improvements primarily reflect higher year-over-year sales levels and benefits generated by the branch closure actions taken in 2001 and 2002. Expense levels in 2001 were $1.2 million above 2002 reflecting higher bad debt provisions due to the write-off of receivables from several Automotive and Light Truck customers, which declared bankruptcy.

During the third quarter of 2001, the Company began a series of restructuring initiatives to improve operating performance with an anticipated cost of $7.0 million. These initiatives, which are now expected to continue through the middle of 2003, include the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. As part of these initiatives, the Company recorded restructuring and other special charges of approximately $1.8 million during 2002. Of this amount, $0.5 million was classified in cost of sales and $1.3 million in operating expenses. While we are already seeing some of the impacts of completed initiatives in our current results, future benefits to be realized from these initiatives will be dependent on the timing of their completion and business conditions at that time. Through the end of 2002, the

Company has incurred $6.4 of the originally planned $7.0 million, and expects to incur the remainder during 2003. A summary of the 2002 charge, which is also discussed in Note 6 of the Notes to Consolidated Financial Statements contained in this Report, is as follows:

Workforce related	$ 841
Facility consolidation	503
Asset writedowns	472
Total	$1,816

The workforce-related charge reflects the elimination of 31 salaried and hourly positions within the Heavy Duty and Automotive and Light Truck segments as well as stay-pay amounts earned by employees within the Heavy Duty segment. Cash payments are expected to continue through the end of 2003.

The $0.5 million facility consolidation charge primarily represents inventory and machinery movement, lease termination and facility exit expenses associated with the relocation of an aluminum tube mill acquired during 2002, the closure of a Heavy Duty manufacturing plant in Maquoketa, Iowa and the closure of two Automotive and Light Truck segment branch facilities as part of the redesign of the Company's distribution system. Machinery and inventory movement costs were expensed as incurred. Cash payments are expected to continue through 2003 as a result of costs associated with idle facilities.

During the third quarter of 2002, the Company announced the closure of a Heavy Duty manufacturing plant in Maquoketa, Iowa, which produced component parts for internal use and also had some unrelated sales to third party customers. This underutilized facility was closed in order to move the manufacturing closer to where the parts are used. In conjunction with this closure, the Company recorded a charge of $0.5 million, which was included in cost of sales, related to the writedown of inventory and fixed assets to net realizable value. In the second quarter of 2002, $0.1 million was received from the sale of assets, which had been written off during 2001 in connection with the closure of a California manufacturing facility.

Interest costs in 2002 were 17.3% below 2001 as the impact of lower interest rates more than offset higher average debt levels. Interest rates under our Loan Agreement and Industrial Revenue Bond averaged 6.08% and 1.44%, respectively in 2002 compared with 8.04% and 2.86%, respectively in 2001. Average debt levels rose to $48.3 million from $43.9 million in 2001.

During March 2002, tax legislation was enacted which included a provision that allowed pre-tax losses incurred in 2001 and 2002 to be carried back for a period of five years instead of two years. As a result, the Company recorded a tax benefit in the first quarter of 2002 of $3.8 million, which reflects a reduction in the deferred tax valuation allowance. The first quarter tax benefit, along with the $1.3 million refundable income tax at December 31, 2001, was received in cash during the second quarter of 2002. The provision for income tax at the end of 2002 represents liability for state, local and foreign taxes offset by a refund of $0.8 million due to the carry-back of the current year's taxable pre-tax loss. The provision for taxes in 2001 had reflected the establishment of a tax valuation allowance in the amount of $9.5 million against the Company's net deferred tax asset. This reserve is recovered as the Company returns to profitability on a pre-tax basis. At December 31, 2002, $4.2 million of the valuation reserve remained.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. As this statement is effective for years beginning after December 15, 2001, the Company adopted SFAS 142 in the first quarter of 2002. As a result of applying the tests included in SFAS 142, the Company determined that there was a transitional impairment loss as the carrying value of the goodwill recorded by its Automotive and Light Truck segment exceeded the fair value of the business. The cumulative effect of this change in accounting principle, in the amount of $4.7 million, has been expensed in the consolidated results of operations. This write-off has no impact on cash flow from operations. Goodwill amortization was $0.4

million in 2001 and 2000. Excluding the after-tax impact of the goodwill amortization, the loss from continuing operations, net loss and earnings per share for the year ended December 31, would have been as follows:

	2001	2000
	(in thousands)	
Loss from continuing operations — reported	$(20,308)	$(9,234)
Goodwill amortization	368	384
Loss from continuing operations excluding goodwill amortization	$(19,940)	$(8,850)
Net loss — reported	$(20,838)	$(2,792)
Goodwill amortization	368	384
Net loss excluding goodwill amortization	$(20,470)	$(2,408)
Loss per share from continuing operations (basic and diluted) — reported	$ (3.09)	$ (1.43)
Goodwill amortization	0.06	0.06
Loss per share from continuing operations excluding goodwill amortization	$ (3.03)	$ (1.37)
Net loss per share (basic and diluted) — reported	$ (3.17)	$ (0.45)
Goodwill amortization	0.06	0.06
Net loss per share excluding goodwill amortization	$ (3.11)	$ (0.39)

Income from continuing operations before the cumulative effect of the accounting change and extraordinary item was $6.7 million, or $0.94 per basic and diluted share, in 2002 compared to a loss of $20.3 million, or $3.09 per basic and diluted share, in 2001. Net income in 2002 was $2.0 million, or $0.27 per basic and $0.28 per diluted share, while in 2001 the net loss was $20.8 million, or $3.17 per basic and diluted share.

Comparison of Year Ended December 31, 2001 to 2000

Net sales for the year ended December 31, 2001 of $203.3 million were equal to the amount reported in 2000. Automotive and Light Truck SBG sales increased $9.2 million or 7.1% over the prior year. Overall, heat exchange product sales were up 8.3% primarily due to increased radiator unit sales. Unit sales were adversely impacted by a soft fourth quarter caused by warmer weather conditions, which were more pronounced than usual in 2001, the postponement of new program initiations by several major customers, a general softening in the Aftermarket following September 11 and a shift in customer buying habits. Customers are now buying product to support their own sell-through rather than placing large advance seasonal orders. Heavy Duty SBG sales declined by 12.5% from 2000 reflecting a continuing softening of the Heavy Duty OEM truck market during the first half of the year. During the second half of 2001, the rate of OEM market decline began to lessen and the impact of price increases initiated in July added approximately $0.6 million to sales. Sales in the Heavy Duty Aftermarket were soft throughout the period.

Gross margins as a percentage of sales were 13.5% in 2001 versus 14.0% in 2000. The Company reclassified certain warehousing costs, historically classified as operating expenses, to cost of sales for 2001 and all historical periods. As a result, $13.2 million and $13.0 million were reclassified in 2001 and 2000, respectively. In addition, in 2001, $0.9 million of restructuring costs, relating to the closure of our Rahn manufacturing facility, were included in cost of sales. Excluding the impact of the restructuring costs, margin as a percentage of sales would have been flat with the prior year. In addition, margins, as a percentage of sales reported during the second half of 2001, were significantly better than the first half, 15.1% versus 11.9%. In 2000, second half margin percentages were 10.2% versus 17.7% in the first half. The improvement in the second half of 2001 reflects overhead cost reductions and improved labor utilization in both our Automotive and Light Truck and Heavy Duty manufacturing locations and the impact of price increases. These improvements, which were the result of programs implemented in both the Automotive and Light Truck and Heavy Duty segments as part of the Company's initiative programs, combined with material cost reductions and higher production levels to favorably impact margin. In addition, gross margin in the OEM segment during the first half of 2001 was adversely impacted by higher costs caused by a warranty program, which had commenced during the fourth quarter of 2000. During the second half of 2001, costs under this program declined as the cause was corrected.

Selling, general and administrative expenses increased $0.8 million or 2.2% over 2000. As a percentage of sales, expenses increased to 18.1% from 17.7% in 2000 due primarily to provisions for the write-off of several uncollectable Automotive and Light Truck customer accounts receivable. Expense levels during the second half of 2001 were 17.4% of sales as opposed to 18.8% during the first half of 2001 and 18.2% during the second half of 2000. This lower level of expenses reflects cost reductions and the results of improvements to the Company's distribution network implemented during the second half of 2001.

During the third quarter of 2001, the Company implemented a program of restructuring initiatives to improve operating performance. The program included the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. As part of this program, the Company recorded restructuring and other special charges of approximately $4.6 million during 2001. Of this amount, $0.9 million was classified in cost of sales. A summary of the charge, which is also discussed in Note 6 of the Notes to Consolidated Financial Statements contained in this Report, is as follows:

Workforce related	$1,101
Facility consolidation	414
Asset writedowns	1,230
Impairment of goodwill	1,830
Total	$4,575

The workforce-related charge reflects the elimination of 119 salaried and hourly positions within the Heavy Duty and Automotive and Light Truck segments during the second half of 2001.

The $0.4 million facility consolidation charge represents inventory and machinery movement, lease termination and facility exit expenses associated with the transfer of several product lines between Heavy Duty segment manufacturing locations and the closure of seven Automotive and Light Truck segment branch facilities as part of the redesign of the Company's distribution system. Machinery and inventory movement costs were expensed as incurred.

Due to changes in product demand, the Company decided to exit its copper/brass condenser and heat exchanger product production and closed a California manufacturing plant, resulting in the impairment of $1.8 million of goodwill recorded as part of the Rahn Industries acquisition in 1996. The write-off was the result of a determination that the estimated future cash flows were less than the carrying amount of the goodwill.

In conjunction with the closure of the California manufacturing plant, a charge of $1.2 million was recorded to reflect the impairment of inventory and fixed assets.

Interest expense declined by $0.3 million or 6% due to lower average debt levels and lower average interest rates.

During the fourth quarter of 2001, the Company determined that in accordance with the provisions of SFAS 109, "Accounting for Income Taxes", a non-cash valuation allowance of $9.5 million was required to offset its net deferred tax asset balance. The reserve was required due to the Company's cumulative losses during the past three years. Excluding the impact of the valuation reserve, the effective tax rate for 2001 would have been 37.4%. Included in this were 5.3% resulting from adjustments as a result of the favorable settlement of an IRS audit in the second quarter of 2001 and a state tax credit adjustment during the fourth quarter. The effective tax rate in 2000 was 33.3%.

The loss on extinguishment of debt reflected the write-off of deferred debt issue costs as a result of the paydown of the previous revolving credit agreement during the first quarter of 2001.

The consolidated net loss in 2001 was $20.8 million or $3.17 per basic and diluted common share as compared to a net loss of $2.8 million or $0.45 per basic and diluted common share in 2000.

Financial Condition, Liquidity and Capital Resources

During 2002, operations used $7.7 million of cash. Accounts receivable have grown by $19.4 million during the period due to higher sales levels (approximately $1.0 million), extended terms on the new customer business added during the year (approximately $11.0 million) and an ongoing shift in receivables mix toward longer payment cycles with "blue chip customers" (approximately $9.0 million). These increases were partially offset by improved collections. The Company expects that its days sales outstanding will continue to be greater than its historic norms due to the previously mentioned shift in customer payment cycles. This increase in trade receivables represents a significant investment by the Company. While these customers generally all have high-grade credit, the Company will be seeking ways to improve its performance in this area. Net inventories rose $1.2 million as the Company was unable to offset the higher inventory levels at the end of the third quarter, caused by increased sales, extra purchases of certain difficult to obtain inventory and the West Coast dock strike, through cutback actions taken during the fourth quarter. While these cutbacks in production levels and incoming receipts of finished product resulted in a year-over-year improvement in inventory turns to 3.1, they also resulted in a higher cost of production which will adversely impact results in the first quarter of 2003 as the product is sold. In December, 2002 the Company contributed an additional $2.0 million to its pension trust in order to reduce the impact on Shareholders' Equity from the minimum pension adjustment. These outflows were partially offset by funds provided from operations and an increase in accounts payable and accrued liabilities.

During 2001, the Company generated $11.5 million of cash flow from operations, principally due to lower inventories, which generated $14.2 million of cash, while accounts receivable collections generated $1.4 million despite ongoing pressures from customers to adjust payment terms. The inventory reduction actions were incorporated in the Company's initiative program, and the results were achieved without adversely impacting customer service levels. A portion of these funds was utilized to get accounts payable payment policies in line with vendor terms and for operations.

During 2000, the Company required $11.5 million to support its continuing operations. The net loss plus total adjustments to reconcile the net loss to net cash used in operating activities, which includes, among other things, depreciation and amortization, deferred income taxes, the gain on the sale of discontinued operations and income from discontinued operations, required funding of $3.2 million. Accounts receivable increased $3.0 million largely as a result of the timing of certain radiator and heater shipments in the fourth quarter, while lower inventory levels provided $1.4 million of cash.

Capital expenditures were $5.6 million for 2002, compared with $3.1 million last year. The higher level of expenditures this year reflects the purchase of an existing aluminum tube mill, which the Company has relocated to its Laredo, Texas facility, the purchase of tooling at the Company's Mexican facility to accommodate the "in-house" production of product previously purchased from third parties, and expenditures to support the Company's information systems initiatives. At December 31, 2002, there are no material outstanding capital commitments. On December 27, 2002, the Company purchased certain net assets of Fedco Automotive Components Company ("Fedco") for a cash purchase price of $8.1 million, including transaction costs. Net assets acquired included $4.9 million of receivables, $3.5 million of inventory, $2.1 million of fixed assets, $0.1 million of intangible assets, $1.5 million of accounts payable and accrued liabilities and $1.0 million of accrued severance and relocation costs. In 2000, net proceeds of $26.8 million were realized from the sale of the Company's Crown Specialty Metal Fabrication segment.

The Company has entered into an agreement for the sale of its New Haven, Connecticut facility, which provides that the Company will lease its existing occupied space. Proceeds from the sale, which is currently expected to close during the second quarter of 2003, will be used primarily to repay the Industrial Revenue Bond on the facility.

Cash dividends paid to preferred shareholders were approximately $0.1 million in 2002, 2001 and 2000. In addition, during 2000, common shareholders were paid dividends of $0.7 million. In September 2000, the Board of Directors elected to discontinue the Company's quarterly cash dividend to common stockholders.

Total debt at the end of 2002 was $59.6 million, $21.9 million above levels at the end of 2001. These funds were utilized to meet working capital needs, primarily the increase in trade accounts receivable terms and the acquisition of Fedco. On September 27, 2002, the Company entered into an amendment to its Loan and Security Agreement with Congress Financial Corporation (New England) ("Loan Agreement"), which provided for a temporary increase in the maximum credit line from $55.0 million to $65.0 million effective July 1, 2002, with scheduled reductions through December 20, 2002 back down to $55.0 million. On November 22, 2002, the Loan Agreement was amended to permanently increase the maximum credit line to $65.0 million. On December 27, 2002, in conjunction with the acquisition of Fedco, the Loan Agreement and the Term Promissory Note with Congress Financial Corporation were amended to permanently increase the maximum credit line to $80.0 million and extend the credit line through December 27, 2005. In addition, the interest rate was decreased to the prime rate from the prime rate plus 1.5%. The Company also has the option to elect a Eurodollar-based interest rate, which has been decreased from plus 4% to plus 2.5%. The amended Loan and Security Agreement is comprised of a $77.0 million Revolving Credit Facility and a $3.0 million Term Loan. There were no changes to the minimum thresholds for net worth or working capital, which remain at $37.0 million and $55.0 million, respectively. The extension and amendment to the credit line provides the Company with additional flexibility to meet ongoing developmental needs of the Company and lowers borrowing costs.

In 2001, funds provided by the Loan Agreement, which was entered into on January 4, 2001, were utilized to repay the previous revolver and provide funds for operating activities. During 2001, the Company was able to repay $7.6 million of its outstanding debt. Net borrowings under the previous revolver had declined by $9.6 million during 2000.

The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from a combination of cash flows from operations and borrowings under the Loan Agreement. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality in the Automotive and Light Truck segment. In addition, the Company's future cash flow may be impacted by industry trends lengthening customer payment terms. The Company believes that its cash flow from operations, together with borrowings under its Loan Agreement, will be adequate to meet its near-term anticipated ordinary capital expenditures and working capital requirements. However, the Company believes that the amount of borrowings available under the Loan Agreement would not be sufficient to meet the capital needs for major growth initiatives, such as significant acquisitions. If the Company were to implement major new growth initiatives, it would have to seek additional sources of capital. However, no assurance can be given that the Company would be successful in securing such additional sources of capital.

The following table summarizes the Company's outstanding material contractual obligations as of December 31, 2002:

	Payments Due by Period				
Type of Obligation	Less Than 1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
Revolving credit facility(1)	$51,294	$ —	$ —	$ —	$51,294
Term loan	900	2,100	—	—	3,000
Industrial revenue bond	—	—	—	5,000	5,000
Capital lease obligations	135	167	—	—	302
Operating leases	4,000	5,900	3,200	4,121	17,221
Total	$56,329	$8,167	$3,200	$9,121	$76,817

(1) Borrowings classified as a current liability in the Consolidated Balance Sheet included in this Report.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. A company's critical accounting estimates, as set forth by the U.S. Securities and Exchange Commission, are those which are most important to the portrayal of its financial condition and results of operations and often require the utilization of estimates or subjective judgment. Based upon this definition, we have identified the critical accounting estimates addressed below. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ from these estimates under different assumptions or conditions. The Company also has other key accounting policies, which involve the use of estimates, which are further described in Note 2, "Summary of Significant Accounting Policies", in Item 8 of this Report.

Revenue Recognition. Sales are recognized in accordance with the invoice shipping terms which are generally at the time products are shipped to the customer. Accruals for warranty costs, sales returns and allowances are provided at the time of shipment based upon historical experience or agreements currently in place with customers. The Company will also accrue for unusual warranty exposures at the time the exposure is identified and quantifiable based upon analyses of expected product failure rates and engineering cost estimates. In connection with multi-year agreements with certain customers, the Company incurs customer acquisition costs which are capitalized and amortized over the life of the agreement. The Company also establishes reserves for uncollectible trade accounts receivable based upon historical experience, anticipated business trends and the current economic conditions. Changes in our customers' financial condition or other factors could cause our estimates of uncollectible accounts receivable or the amortization periods to vary.

Inventory Valuation. Inventories are valued at the lower of cost (first-in, first-out method) or market. This requires the Company to make judgments about the likely method of disposition of its inventory and expected recoverable value upon disposition. Inventories are reviewed on a continuing basis, and provisions are also made for slow moving and obsolete inventory based upon estimates of historical or expected usage as well as the expected recoverable value upon disposition.

Impairment of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying amounts of a business unit's long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows of the business unit, associated with the long-lived assets, would be compared to the asset's carrying amount to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value. The estimates used in determining whether an impairment exists involve future cash flows of each business unit, which are based upon expected revenue trends, cost of production and operating expenses.

Income Taxes. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that those such assets will not be realized. Changes to the valuation allowance are based on the evaluation of all available evidence supporting the Company's ability to utilize tax benefits prior to their expiration.

Pension Plans. The Company establishes and periodically reviews the assumptions used in the measurement of its retirement plans. The discount rate will change in relation to increases or decreases in applicable published bond indices. The return on assets reflects the long-term rate of return on plan assets expected to be realized over a ten year or longer period. As such, it will normally not be adjusted for short-term trends in the stock or bond markets. In addition, the rate of return will reflect the investment allocation currently used to manage the pension portfolio. The Company's pension assumptions currently include a 9.0% long-term annual rate of return, which is supported by the current portfolio allocation and published long-term rates of return for similar investment vehicles. Differences between actual and assumed portfolio performance as well as the impact of changes in discount rates are actuarially calculated into the Company's accrued pension costs by a third-party actuary. As the performance of the pension portfolio during 2002 and 2001 was below the actuarial assumption and the discount rate was reduced by 0.5% in both years, the unrecognized component of accrued pension costs changed from a gain of $4.8 million at December 31, 2000 to a loss of $1.3 million at December 31, 2001 and a loss of $6.9 million at December 31, 2002. In the future, this unrecognized loss, along with changes in any of the underlying pension assumptions, and the ongoing performance of the plan assets, will impact future funding requirements, minimum pension liability adjustments and net pension cost amounts.

Inflation

The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. The principal raw materials used in the Company's original equipment and replacement radiator product lines are copper and brass. The Company also requires aluminum for its radiator, charge air cooler, condenser and heater product lines. Copper, brass, aluminum and other primary metals used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements three to nine months prior to the actual delivery date. The purchase price for such copper, brass, and aluminum is established at the time such orders are placed by the Company and not at the time of delivery.

The Company also manages its metals commodity pricing exposure by attempting to pass through any cost increases to its customers. Although the Company has been successful in passing through price increases to its customers to offset a portion of past commodity cost increases, there is no assurance that the Company will continue to be successful in raising prices in the future. The Company currently does not use financial derivatives or other methods to hedge transactions with respect to its metals consumption.

Environmental Matters

The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. On January 27, 2003, the Company announced that it had signed a Consent Agreement with the State of Connecticut Department of Environmental Protection. Under the agreement the Company will voluntarily initiate the investigation and cleanup of environmental contamination on property occupied by a wholly owned subsidiary of the Company over 20 years ago. The Company also believes there will not be any material adverse impact to its financial results due to the investigation and cleanup activities. The Company also believes it is reasonably possible that environmental related liabilities might exist with respect to other industrial sites formerly occupied by the Company. Based upon information currently available, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

The Company currently does not anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material environmental liabilities and compliance charges will not arise.

Recently Issued Accounting Standards

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. On January 1, 2003, this statement was effective for the Company. The adoption of SFAS 143 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to dispose, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. Effective January 1, 2002, the Company adopted SFAS 144, which did not have any impact on the Company's consolidated results of operations, financial position or cash flows.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement, which was effective for transactions occurring after May 15, 2002, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") was issued. This statement provides guidance on the recognition and measurement of liabilities associated with disposal and exit activities, including restructuring, and is effective for the Company on January 1, 2003. SFAS 146 requires that certain exit or disposal costs be recorded as operating expenses when incurred as opposed to being accrued at the time there is a commitment to an exit plan as required by EITF Issue 94-3. This statement will have no impact on restructuring costs recorded and accrued during 2002; however, it will impact the timing of the recording of certain costs incurred in 2003 and thereafter.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. As it applies to the Company, the interpretation provides guidance on the disclosure requirements for product warranty costs. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002.

Forward-Looking Statements and Cautionary Factors

Statements included herein, which are not historical in nature, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future business prospects, revenues, orders, sales and liquidity are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including but not limited to: business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, changes in customer and product mix, failure to obtain new customers, retain existing customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products, and changes in interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company has certain exposures to market risk related to changes in interest rates, foreign currency exchange rates and commodities.

The Company's interest rate risk is most sensitive to changes in U.S. interest rates. At December 31, 2002, the Company had a Loan Agreement, under which $54.3 million was outstanding. The weighted average interest rate on the Loan Agreement during 2002 was 6.1%. Effective December 27, 2002, interest on the Loan Agreement is based on, at the Company's option, the Eurodollar loan rate plus 2.5% or the prime rate. The Company also has an Industrial Revenue Bond ("IRB") of $5.0 million outstanding at December 31, 2002, which matures in October 2013. The IRB had a weighted average interest rate of 1.4% during 2002. Interest on the IRB is based on the short-term tax exempt bonds index. The impact of a 10.0% change in market interest rates would not have a material impact on the Company's results of operations.

The Company has sales and a manufacturing facility in Mexico. The functional currency of the Company's operations in Mexico is the U.S. dollar. As a result, changes in the foreign currency exchange rates and changes in the economic conditions in Mexico could affect financial results. The Company has accounted for transactions associated with this foreign operation in accordance with the guidance established under Financial Accounting Standards No. 52, "Foreign Currency Translation." The Company believes it has mitigated the risk associated with its foreign operations through its management of inventory and other significant operating assets.

Certain risks may arise in the various commodity markets in which the Company participates. Commodity prices in the copper, brass and aluminum markets may be subject to changes based on availability. The Company conducts its purchasing of such commodities generally through three to nine month purchase order commitments. See "Raw Materials and Suppliers" in Part I of this Report for additional information on commodity purchasing.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Transpro, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Transpro, Inc. and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
Hartford, Connecticut
March 10, 2003

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2002	2001	2000
Net sales	$230,565	$203,312	$203,320
Cost of sales	186,139	175,911	174,916
Gross margin	44,426	27,401	28,404
Selling, general and administrative expenses	37,042	36,840	36,031
Restructuring and other special charges	1,334	3,632	1,407
Operating income (loss)	6,050	(13,071)	(9,034)
Interest expense	3,744	4,527	4,815
Income (loss) from continuing operations before taxes, cumulative effect of accounting change and extraordinary item	2,306	(17,598)	(13,849)
Income tax (benefit) provision	(4,353)	2,710	(4,615)
Income (loss) from continuing operations before cumulative effect of accounting change and extraordinary item	6,659	(20,308)	(9,234)
Cumulative effect of accounting change, net of tax of $0	(4,671)	—	—
Income from discontinued operation, net of tax of $391	—	—	440
Gain on sale of discontinued operation, net of tax of $3,841	—	—	6,002
Income (loss) before extraordinary item	1,988	(20,308)	(2,792)
Loss on debt extinguishment	—	(530)	—
Net income (loss)	$ 1,988	$(20,838)	$ (2,792)
Basic income (loss) per common share:			
Continuing operations	$ 0.94	$ (3.09)	$ (1.43)
Cumulative effect of accounting change	(0.67)	—	—
Discontinued operation	—	—	0.07
Gain on sale of discontinued operation	—	—	0.91
Loss on debt extinguishment	—	(0.08)	—
Net income (loss) per common share — basic	$ 0.27	$ (3.17)	$ (0.45)
Diluted income (loss) per common share:			
Continuing operations	$ 0.94	$ (3.09)	$ (1.43)
Cumulative effect of accounting change	(0.66)	—	—
Discontinued operation	—	—	0.07
Gain on sale of discontinued operation	—	—	0.91
Loss on debt extinguishment	—	(0.08)	—
Net income (loss) per common share — diluted	$ 0.28	$ (3.17)	$ (0.45)
Weighted average common shares — basic	7,001	6,624	6,573
Weighted average common shares and equivalents — diluted	7,121	6,624	6,573

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 155	$ 150
Accounts receivable (less allowance of $2,996 and $2,805)	54,724	30,940
Inventories	64,627	60,180
Deferred income taxes	2,391	1,796
Other current assets	3,106	2,878
Total current assets	125,003	95,944
Property, plant and equipment, net	26,552	24,469
Goodwill (net of accumulated amortization of $875)	—	4,671
Other assets	8,605	4,599
Total assets	$160,160	$129,683
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Revolving credit debt and current portion of long-term debt	$ 52,329	$ 29,665
Accounts payable	22,577	20,316
Accrued liabilities	17,290	14,458
Total current liabilities	92,196	64,439
Long-term debt	7,267	7,998
Retirement and postretirement obligations	9,143	5,244
Deferred income taxes	3,316	3,037
Total long-term liabilities	19,726	16,279
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, $.01 par value: Authorized 2,500,000 shares; issued and outstanding as follows:		
Series A junior participating preferred stock, $.01 par value: Authorized 200,000 shares; issued and outstanding — none at December 31, 2002 and 2001	—	—
Series B convertible preferred stock, $.01 par value: Authorized 30,000 shares; issued and outstanding — 12,781 at December 31, 2002 (liquidation preference $1,278) and 18,920 at December 31, 2001 (liquidation preference $1,892)	—	—
Common stock, $.01 par value: Authorized 17,500,000 shares, 7,147,959 and 7,023,825 shares issued in 2002 and 2001 and 7,106,023 and 6,981,889 shares outstanding in 2002 and 2001	71	70
Paid-in capital	55,041	55,037
Accumulated deficit	(2,367)	(4,264)
Accumulated other comprehensive loss	(4,492)	(1,863)
Treasury stock, at cost, 41,936 shares at 2002 and 2001	(15)	(15)
Total stockholders' equity	48,238	48,965
Total liabilities and stockholders' equity	$160,160	$129,683

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 1,988	$(20,838)	$ (2,792)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,426	5,514	5,760
Provision for uncollectible accounts receivable	538	1,786	739
Deferred income taxes	—	4,850	(497)
Non-cash restructuring charges	572	3,060	—
Cumulative effect of accounting change	4,671	—	—
Loss on extinguishment of debt	—	530	—
Gain on sale of discontinued operation	—	—	(6,002)
Income from discontinued operation	—	—	(440)
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(19,430)	1,428	(3,048)
Inventories	(1,199)	14,164	1,383
Accounts payable	1,776	(1,656)	1,420
Accrued liabilities	1,126	900	(4,672)
Other	(3,171)	1,740	(3,313)
Net cash (used in) provided by operating activities from continuing operations	(7,703)	11,478	(11,462)
Change in net assets held for disposition	—	—	(37)
Net cash (used in) provided by operating activities	(7,703)	11,478	(11,499)
Cash flows from investing activities:			
Capital expenditures	(5,558)	(3,077)	(5,355)
Sales and retirements of fixed assets	225	181	424
Net assets of company acquired	(8,080)	—	—
Net proceeds from sale of discontinued operation	—	—	26,772
Net cash (used in) provided by investing activities	(13,413)	(2,896)	21,841
Cash flows from financing activities:			
Dividends paid	(94)	(152)	(802)
Net repayments under previous revolving credit agreement	—	(40,042)	(9,590)
Net borrowings under new revolving credit facility	22,583	28,711	—
Borrowings under term loan and capitalized lease obligations	250	4,490	—
Repayments under term loan and capitalized lease obligations	(900)	(818)	—
Deferred debt issuance costs	(718)	(793)	—
Net cash provided by (used in) financing activities	21,121	(8,604)	(10,392)
Net increase (decrease) in cash and cash equivalents	5	(22)	(50)
Cash and cash equivalents at beginning of year	150	172	222
Cash and cash equivalents at end of year	$ 155	$ 150	$ 172

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock	Preferred Stock	Treasury Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1999	$66	$—	$(26)	$55,074	$ 20,318	$(66)	$ 56	$ 75,422
Net loss	—	—	—	—	(2,792)	—	—	(2,792)
Adjustment for minimum pension liability	—	—	—	—	—	—	(341)	(341)
Comprehensive loss	—	—	—	—	—	—	—	(3,133)
Common stock dividends declared ($0.10 per share)	—	—	—	—	(660)	—	—	(660)
Preferred stock dividends declared	—	—	—	—	(142)	—	—	(142)
Restricted stock canceled (7,000 shares)	—	—	—	(55)	—	9		(46)
Amortization of unearned compensation	—	—	—	—	—	36	—	36
Balance at December 31, 2000	66	—	(26)	55,019	16,724	(21)	(285)	71,477
Net loss	—	—	—	—	(20,838)	—	—	(20,838)
Adjustment for minimum pension liability	—	—	—	—	—	—	(1,578)	(1,578)
Comprehensive loss	—	—	—	—	—	—	—	(22,416)
Common stock issued (373,279 shares)	4	—	—	8	(12)	—	—	—
Preferred stock dividends declared	—	—	—	—	(138)	—	—	(138)
Restricted stock canceled (11,900 shares)	—	—	—	(75)	—	6	—	(69)
Treasury stock issued (30,175 shares)	—	—	11	85	—	—	—	96
Amortization of unearned compensation	—	—	—	—	—	15	—	15
Balance at December 31, 2001	70	—	(15)	55,037	(4,264)	—	(1,863)	48,965
Net income	—	—	—	—	1,988	—	—	1,988
Adjustment for minimum pension liability	—	—	—	—	—	—	(2,629)	(2,629)
Comprehensive loss	—	—	—	—	—	—	—	(641)
Common stock issued (124,134 shares)	1	—	—	4	(5)	—	—	—
Preferred stock dividends declared	—	—	—	—	(86)	—	—	(86)
Balance at December 31, 2002	$71	$—	$(15)	$55,041	$ (2,367)	$ —	$(4,492)	$ 48,238

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPRO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business

Transpro, Inc. (the "Company") designs, manufactures and markets radiators, radiator cores, heater cores, air conditioning parts (including condensers, compressors, accumulators and evaporators) and other heat transfer products for the automotive and light truck aftermarket. In addition, the Company designs, manufactures and distributes radiators, radiator cores, charge air coolers, oil coolers and other specialty heat exchangers for original equipment manufacturers ("OEMs") of heavy trucks and industrial and off-highway equipment and the heavy duty heat exchanger aftermarket.

Note 2 Summary of Significant Accounting Policies

Basis of Consolidation: The Company's consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash overdrafts are classified as current liabilities. The amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Inventories: Inventories are valued at the lower of cost (first-in, first-out method) or market. Provisions are made for slow moving or obsolete inventory based upon historical usage and management estimates of expected recovery.

Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed, while replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated using the straight-line method over their estimated useful lives which range up to forty years for buildings and between three and ten years for machinery and equipment. Leasehold improvements are amortized over the lease term or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Company's consolidated statements of operations.

Goodwill: Goodwill represents the excess of cost over the fair value of assets acquired and was amortized using the straight-line method over 20 years. The Company previously periodically estimated the future undiscounted cash flows of the businesses to which goodwill related to ensure that the carrying value of such goodwill had not been impaired. In 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," which is described in Note 3 below.

Impairment of Long-Lived Assets: In the event that facts and circumstances indicate that the carrying amounts of a business unit's long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value.

Foreign Currency Translation: The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and therefore, any adjustments related to currency transactions are included in results from continuing operations.

Revenue Recognition: Sales are recognized in accordance with the invoice shipping terms which are generally when products are shipped to the customer. Accruals for warranty costs, sales returns and allowances are provided at the time of shipment based upon historical experience and agreements currently in place with certain customers. In conjunction with multi-year agreements with certain customers, the Company incurs customer acquisition costs which are capitalized and amortized, as a reduction of net sales, over the life of the agreement. Delivery charges billed to customers were not significant in 2002, 2001 or 2000.

Research and Development: Research and development costs are expensed as incurred.

Stock Compensation Costs: The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans, consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," the pro forma net income (loss) and earnings (loss) per share for the three years ended December 31, would have been as follows:

	2002	2001	2000
	(in thousands, except per share amounts)		
Net income (loss):			
As reported	$1,988	$(20,838)	$(2,792)
Pro forma	1,613	(21,108)	(3,021)
Basic net income (loss) per common share:			
As reported	$ 0.27	$ (3.17)	$ (0.45)
Pro forma	0.22	(3.21)	(0.48)
Diluted net income (loss) per common share:			
As reported	$ 0.28	$ (3.17)	$ (0.45)
Pro forma	0.23	(3.21)	(0.48)

Income Taxes: Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that such assets will not be realized.

Concentration of Credit Risk: The Company is subject to a concentration of credit risk primarily with its trade accounts receivable. The largest concentration is with retail customers in the Company's Automotive and Light Truck segment. The Company grants credit to customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are based upon historical experience, customer information and management's expectations of the industry and the overall economy. As of December 31, 2002, the Company had no other significant concentrations of credit risk.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification: Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 3 Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. As this statement is effective for years beginning after December 15, 2001, the Company adopted SFAS 142 in the first quarter of 2002. As a result of applying the tests included in SFAS 142, the Company determined that there was a transitional impairment loss as the carrying value of the goodwill recorded by its Automotive and Light Truck segment exceeded the fair value of the business. The cumulative effect of this change in accounting principle, in the amount of $4.7 million, has been expensed in the consolidated results of operations. This write-off has no impact on cash flow from operations. Goodwill amortization was

$0.4 million in 2001 and 2000. Excluding the after-tax impact of the goodwill amortization, loss from continuing operations, net loss and earnings per share for the year ended December 31, would have been as follows:

	2001	2000
	(in thousands)	
Loss from continuing operations — reported	$(20,308)	$(9,234)
Goodwill amortization	368	384
Loss from continuing operations excluding goodwill amortization	$(19,940)	$(8,850)
Net loss — reported	$(20,838)	$(2,792)
Goodwill amortization	368	384
Net loss excluding goodwill amortization	$(20,470)	$(2,408)
Loss per share from continuing operations (basic and diluted) — reported	$ (3.09)	$ (1.43)
Goodwill amortization	0.06	0.06
Loss per share from continuing operations excluding goodwill amortization	$ (3.03)	$ (1.37)
Net loss per share (basic and diluted) — reported	$ (3.17)	$ (0.45)
Goodwill amortization	0.06	0.06
Net loss per share excluding goodwill amortization	$ (3.11)	$ (0.39)

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. On January 1, 2003, this statement was effective for the Company. The adoption of SFAS 143 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to dispose, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. Effective January 1, 2002, the Company adopted SFAS 144, which did not have any impact on the Company's consolidated results of operations, financial position or cash flows.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement, which was effective for transactions occurring after May 15, 2002, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") was issued. This statement provides guidance on the recognition and measurement of liabilities associated with disposal and exit activities, including restructuring, and is effective for the Company on January 1, 2003. SFAS 146 requires that certain exit or disposal costs be recorded as operating expenses when incurred as opposed to being accrued at the time there is a commitment to an exit plan as required by EITF Issue 94-3. This statement will have no impact on restructuring costs recorded and accrued during 2002; however, it will impact the timing of the recording of certain costs incurred in 2003 and thereafter.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. As it applies to the Company, the interpretation provides guidance on the disclosure requirements for product warranty costs. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002.

Note 4 Acquisitions

On December 27, 2002, the Company acquired certain net assets of Fedco Automotive Components Company ("Fedco"), based in Buffalo, New York, a wholly owned subsidiary of Tomkins PLC, for a cash purchase price of approximately $8.1 million, including transaction costs. Fedco manufactures copper/brass and aluminum automotive and truck heaters for aftermarket retailers and distributors, as well as specialty original equipment manufacturers. The acquisition was funded using proceeds from the Company's Loan and Security Agreement. The transaction has been accounted as a purchase from the date of the acquisition. The allocation of the purchase price may require adjustment based on subsequent information that is not currently available.

Note 5 Disposition of Business Segment

Effective May 5, 2000, the Company sold substantially all of the assets and liabilities of its Crown Division Specialty Metal Fabrication segment to Leggett & Platt, Incorporated in a transaction valued at $37.5 million, comprised of $28.7 million in cash and the assumption of $8.0 million of Industrial Revenue Bonds due in 2010 and an unfunded pension liability of $0.8 million. The Company recorded a gain of $6.0 million, net of $3.8 million of tax, which is reported as gain on sale of discontinued operation in the consolidated statements of operations. Net proceeds from the sale were used to reduce outstanding borrowings under the Company's prior Revolving Credit Agreement.

Note 6 Restructuring and Other Special Charges

During the third quarter of 2001, the Company began a restructuring program, with expected expenditures of $7.0 million, designed around its business initiatives to improve operating performance. The program, which is expected to continue through the first half of 2003, includes the redesign of our distribution system, headcount reductions, the transfer of production between manufacturing facilities and a reevaluation of our product offerings. As a part of this program, the Company recorded restructuring and other special charges of $1.8 million and $4.6 million during 2002 and 2001, respectively. The remaining reserve balance at December 31, 2001 and 2002 is classified in other accrued liabilities. A summary of these charges is as follows:

	Workforce Related	Facility Consolidation	Asset Writedown	Total
		(in thousands)		
Charge to operations	$1,101	$ 414	$ 3,060	$ 4,575
Cash payments	(704)	(177)	—	(881)
Non-cash write-off	—	—	(3,060)	(3,060)
Balance at December 31, 2001	397	237	—	634
Charge to operations	841	503	472	1,816
Cash payments	(763)	(578)	—	(1,341)
Non-cash write-off	—	—	(472)	(472)
Balance at December 31, 2002	$ 475	$ 162	$ —	$ 637

The workforce-related charges in 2001 reflect the elimination of 119 salaried and hourly positions within the Heavy Duty and Automotive and Light Truck SBGs during the second half of the year. In 2002, the charges represent the elimination of 31 salaried and hourly positions, primarily within the Heavy Duty segment and stay-pay costs, which were earned in the Heavy Duty segment. Cash payments are expected to continue through the end of 2003.

The $0.4 million facility consolidation charge in 2001 represents inventory and machinery movement, lease termination and facility exit expenses associated with the transfer of several product lines between

Heavy Duty segment manufacturing locations and the closure of seven Automotive and Light Truck segment branch facilities as part of the redesign of the Company's distribution system. Machinery and inventory movement costs were expensed as incurred. For 2002, facility closure costs of $0.5 million primarily reflect expenses associated with the closure of two Automotive and Light Truck sales branches, the relocation of an aluminum tube mill purchased during the year and the closure of a Heavy Duty plant. Cash payments are expected to continue through 2003 as a result of costs associated with the idle facilities.

During the third quarter of 2001, due to changes in product demand, the Company decided to exit its copper/brass condenser product production and closed a California manufacturing plant, resulting in the impairment of $1.8 million of goodwill recorded as part of the Rahn Industries acquisition in 1996. The write-off is the result of a determination that the value of estimated future cash flows is less than the carrying amount of the goodwill. In conjunction with the closure of the California manufacturing plant, a charge of $1.2 million was also recorded in 2001 to reflect the impairment of inventory and fixed assets. Of this charge, $0.9 million was included in cost of sales. All assets were disposed of prior to the end of 2001. During the third quarter of 2002, the Company announced the closure of its underutilized Maquoketa, Iowa, Heavy Duty component parts plant in order to move the manufacturing closer to where the parts are used. As a result, the Company recorded a provision of $0.5 million to reduce the inventory and fixed assets to net realizable value which was included in cost of sales. The Company received proceeds of $0.1 million during the second quarter of 2002 from the sale of assets, which had been written off during 2001 in connection with the closure of a California manufacturing plant.

In 2000, the Company recorded $0.7 million in closure costs related to actions taken in the Heavy Duty segment to close the Houston, Texas regional radiator manufacturing facility and in the Automotive and Light Truck segment to consolidate the Santa Fe Springs, California distribution facility into the existing distribution facility in Memphis, Tennessee. The manufacturing facility closure plan was initiated to reduce manufacturing costs and address plant capacity issues at other regional facilities. The distribution center consolidation plan was initiated to enhance fill rates to customers and reduce the per unit carrying cost of inventory. These actions resulted in the termination of 26 salaried and hourly employees. Approximately $0.1 million of the total reserve remained as of December 31, 2000, related to remaining facility restoration costs at the Houston facility and was classified as an accrued expense in the accompanying balance sheet. These costs were paid during 2001.

During the fourth quarter of 2000, the Company recorded an accrual of $0.7 million to cover severance and other costs associated with the separation and replacement of a former President and CEO of the Company. These payments were completed during the first quarter of 2002.

A summary of these charges is as follows:

	Charge to Operations During 2000	Cash Payments During 2000	Cash Payments During 2001	Balance at December 31, 2001
		(in thousands)		
Workforce related	$ 222	$222	$ —	$—
Facilities consolidations	479	428	51	—
Executive separation	675	—	643	32
Asset writedown	31	31	—	—
Total	$1,407	$681	$694	$32

Note 7 Inventory

Inventory at December 31 consists of the following:

	2002	2001
	(in thousands)	
Raw material and components parts	$17,814	$18,287
Work in progress	1,219	1,473
Finished goods	45,594	40,420
Total inventory	$64,627	$60,180

Note 8 Property, Plant and Equipment

Property, plant and equipment at December 31 consists of the following:

	2002	2001
	(in thousands)	
Land and improvements	$ 90	$ 90
Buildings and improvements	12,682	12,878
Machinery and equipment	60,858	59,752
Property, plant and equipment, gross	73,630	72,720
Accumulated depreciation and amortization	(47,078)	(48,251)
Property, plant and equipment, net	$ 26,552	$ 24,469

Note 9 Debt

Debt at December 31 consists of the following:

	2002	2001
	(in thousands)	
Revolving credit facility	$51,294	$28,711
Term loan	3,000	3,695
Industrial revenue bond	5,000	5,000
Capitalized lease obligations	302	257
Total debt	59,596	37,663
Less:		
Revolving credit facility	51,294	28,711
Current portion of long-term debt	1,035	954
Total long-term debt	$ 7,267	$ 7,998

The Company entered into a $65.0 million Loan and Security Agreement (the "Loan Agreement") on January 4, 2001 with Congress Financial Corporation (New England) ("Congress"), an affiliate of First Union National Bank. Proceeds from the Loan Agreement were utilized to repay the then existing revolving credit arrangement with five banking institutions. The Loan Agreement originally provided for collateralized borrowings or the issuance of letters of credit in an aggregate amount not to exceed $65.0 million and was comprised of a $60.0 million Revolving Credit Facility and a $5.0 million Term Loan. The initial term of the Loan Agreement was to expire on January 5, 2004, with annual extensions thereafter at the option of Congress. The Loan Agreement is collateralized by a blanket first security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. Available borrowings under the Revolving Credit Facility are determined by a borrowing base consisting of the Company's eligible accounts receivable and inventory, adjusted by an advance rate. Borrowings under the Revolving Credit Facility are classified as short term in the accompanying consolidated balance sheet. The Term Loan originally was payable in 59 consecutive monthly installments of $75 thousand commencing February 1, 2001, with a balloon payment due on January 5, 2004.

Amounts borrowed under the Loan Agreement initially bore interest at variable rates based, at the Company's option, on either the Eurodollar rate plus a margin of 2.0%, 2.25% or 2.50% depending on the Company's pretax profit performance, or the First Union base lending rate. The Loan Agreement contains covenants regarding working capital and net worth and prohibits the payment of common stock dividends.

For the period April 30, 2001 through June 30, 2001, the Company was in default of the net worth covenant contained in the Loan Agreement. Congress waived the default by executing an amendment to the Loan Agreement, which provided that effective July 1, 2001, borrowings bear interest at either 1.5% above the prime rate or 4.0% in excess of the Eurodollar rate at the Company's option. On July 30, 2001, the Company entered into an amendment to the Loan Agreement, which lowered the net worth threshold to $63.0 million for periods after July 30, 2001. On November 27, 2001, an amendment was entered into which lowered the maximum borrowing amount under the Loan Agreement from $65.0 million to $55.0 million and lowered the maximum borrowing amount under the revolving credit facility from $60.0 million to $50.0 million. On February 20, 2002, the Company entered into an amendment, which redefined working capital to exclude deferred tax assets, and established the minimum working capital threshold at $53.0 million effective December 31, 2001 through March 31, 2002 and at $55.0 million thereafter. These amendments were entered into in order to correct a violation, which would have occurred under the original wording of the agreement. In order to correct a net worth violation, which would have occurred as a result of recording the tax valuation reserve in 2001, and writing off goodwill in the first quarter of 2002, the Company obtained an amendment, which as of December 31, 2001, lowered the minimum net worth threshold to $37.0 million.

On November 22, 2002, the maximum credit line was permanently increased to $65.0 million as a result of an amendment to the Loan Agreement.

On December 27, 2002, the Company entered into an amendment to its Loan Agreement, along with an amendment to its Term Promissory Note. These amendments provide for a permanent increase in the maximum credit line to $80.0 million and an extension of the credit line through December 27, 2005. The expanded credit line is comprised of a Revolving Credit facility of up to $77.0 million and a Term Loan of $3.0 million. The Term Loan is payable in 35 consecutive monthly installments of $75 thousand, commencing on February 1, 2003 with a balloon payment due on December 27, 2005. In addition, the interest rate was decreased to the prime rate from the prime rate plus 1.5%. The Company also has the option to elect a Eurodollar-based interest rate, which has been decreased from plus 4.0% to plus 2.5%. There were no changes to the minimum thresholds for net worth or working capital, which remain at $37.0 million and $55.0 million, respectively. The extension and amendment to the Loan Agreement provides the Company with additional flexibility to meet its ongoing development needs and lowers borrowing costs.

At December 31, 2002 and 2001, the interest rate on outstanding borrowings under the Loan Agreement was 4.25% and 6.50%, respectively. The weighted average interest rate during 2002 and 2001 was 6.08% and 8.04%, respectively. Available borrowings under the Revolving Credit facility at December 31, 2002 were $3.1 million.

In addition, the Company has an Industrial Revenue Bond relating to its New Haven, Connecticut facility, which is due in October 2013 and is fully secured by letters of credit. The Industrial Revenue Bond bears interest, payable quarterly, at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and approximated 1.40% and 1.65% at December 31, 2002 and 2001, respectively. The average interest rate approximated 1.44% and 2.86% during 2002 and 2001, respectively.

Capitalized lease obligations relate primarily to computer equipment.

Interest paid during 2002, 2001 and 2000 was $2.9 million, $3.8 million and $3.9 million, respectively.

The Company utilizes letters of credit to back its Industrial Revenue Bond, certain insurance policies and certain trade purchases in the amounts of $10.1 million and $9.4 million at December 31, 2002 and 2001, respectively.

Minimum future debt repayments, excluding the Revolving Credit facility, will be $1.0 million in 2003 and 2004, $1.2 million in 2005, and $5.0 million thereafter.

Note 10 Stockholders' Equity

Stockholder Rights Plan: On September 14, 1995, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"), under which one Right (the "Right") was issued and distributed for each share of common stock. The Rights Plan is intended to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent.

The Rights will become exercisable only if a person or group acquires or obtains the right to acquire beneficial ownership of 20% or more of the outstanding shares of common stock (an "Acquiring Person") or 10 days (or such later date as the Company's Board of Directors may determine) following the commencement by a person or group of a tender or exchange offer which would result in such person or group becoming an Acquiring Person. The earlier of such dates is called the "Rights Distribution Date." Until the Rights Distribution Date, the Rights will be evidenced by the certificates for shares of common stock. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock having a market value of two times the exercise price of the Right.

Preferred Stock: In connection with the acquisition of Ready-Aire, the Company issued 30,000 shares of Transpro, Inc. Series B Convertible Preferred Stock ("Preferred Stock"). The purchase agreement provides for a potential additional payout for the Ready-Aire acquisition based on the earnings performance of the business for the period January 1, 1999 through December 31, 2000 that would take the form of an increase in the liquidation preference of the Preferred Stock. The holder of the Preferred Stock has disputed the calculation of the payout amount and, the Company is attempting to resolve the differences in accordance with the provisions of the Ready-Aire stock purchase agreement. Should any adjustment result from these negotiations, the resulting increase in goodwill may be impaired as a result of the provisions of SFAS 142, resulting in a charge to operating income. The Preferred Stock is non-transferable and is entitled to cumulative dividends of 5%. It is convertible into common stock at the rate of 50% on August 1, 2001, an additional 25% on August 1, 2002 and the remaining 25% on August 1, 2003 and is redeemable thereafter at the liquidation preference at the time of redemption. The Preferred Stock is convertible into common stock based upon the liquidation preference and the market value of common stock at the time of conversion, as further defined in the purchase agreement. The aggregate number of shares of common stock to be issued upon conversion of Preferred Stock may not exceed 7% of the total number of shares of common stock outstanding, after giving effect to the conversion. During the month of December 2002, the holder of the Preferred Stock converted 6,139 shares of Preferred Stock $(0.6 million) into 124,134 shares of common stock. During the fourth quarter of 2001, 11,080 shares of Preferred Stock ($1.1 million) were converted into 373,279 shares of common stock.

Treasury Stock: During the second quarter of 2001, the Board of Directors authorized the issuance of 30,175 shares of treasury stock and the payment of $96,565 to the Chairman of the Board as compensation for serving as interim President of the Company.

Other Comprehensive Loss: Other comprehensive loss pertains to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in Stockholders' Equity. For 2002, 2001 and 2000, other comprehensive loss reflects minimum pension liability adjustments. The pre-tax and net of tax (loss) adjustments for the years ended December 31, were $(2.6) million and $(2.6) million for 2002; $(1.6) million and $(1.6) million for 2001; and $(0.5) million and $(0.3) million for 2000, respectively.

Note 11 Retirement and Post-retirement Plans

Retirement Plans: A majority of the Company's non-union full-time U.S. employees are covered by a cash balance defined benefit plan. Generally, employees become vested in their pension plan benefits after 5 years of employment. The Company also maintains a non-qualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the Internal Revenue Code. It is the Company's policy to make contributions to qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations. The assets of the plans consist principally of equity securities and fixed income instruments.

The Company has recorded an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. To the extent possible, an intangible asset, representing unrecognized prior service costs, has been recorded to offset the liabilities. The balance of the liability at the end of the period is reported as a separate reduction of stockholders' equity, net of tax benefits.

Postretirement Plans: The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The Company accrues for the cost of its postretirement health care and life insurance benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. The Company funds these costs on a pay as you go basis.

Components of net periodic benefit cost for three years ended December 31 are as follows:

	Retirement Plans			Postretirement Plans		
	2002	2001	2000	2002	2001	2000
			(in thousands)			
Service cost	$ 817	$ 798	$ 831	$ 2	$ 2	$ 2
Interest cost	1,815	1,788	1,751	42	54	59
Expected return on plan assets	(1,947)	(1,955)	(1,894)	—	—	—
Plan curtailment	—	(6)	(458)	—	—	(169)
Amortization and deferral of net loss (gain)	94	(84)	(97)	(5)	(13)	(44)
Net periodic benefit cost (benefit)	$ 779	$ 541	$ 133	$39	$ 43	$(152)

The following tables set forth the plans' combined funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

	Retirement Plans		Postretirement Plans	
	2002	2001	2002	2001
		(in thousands)		
Change in benefit obligation:				
Benefit obligation at January 1	$25,979	$24,173	$ 693	$ 707
Service cost	817	798	2	2
Interest cost	1,815	1,788	42	54
Actuarial loss	1,889	1,203	97	237
Curtailment gain	—	(6)	—	—
Actual gross benefits paid	(1,707)	(1,977)	(250)	(307)
Benefit obligation at December 31	$28,793	$25,979	$ 584	$ 693

	Retirement Plans		Postretirement Plans	
	2002	2001	2002	2001
	(in thousands)			
Change in plan assets:				
Fair value of plan assets at January 1	$20,020	$24,399	$ —	$ —
Actual return on plan assets	(1,794)	(2,860)	—	—
Company contributions	2,582	458	250	307
Actual gross benefits paid	(1,707)	(1,977)	(250)	(307)
Fair value of plan assets at December 31	$19,101	$20,020	$ —	$ —
Reconciliation of funded status:				
Funded status at December 31	$(9,692)	$(5,959)	$(584)	$(693)
Unrecognized transition asset	13	9	—	—
Unrecognized prior service cost (benefit)	482	540	(49)	(53)
Unrecognized net loss	6,902	1,312	100	2
Accrued benefit cost	$(2,295)	$(4,098)	$(533)	$(744)
Amounts recognized in statements of financial position:				
Prepaid asset	$ 2,741	$ —	$ —	$ —
Accrued benefit liability	(9,738)	(6,511)	(533)	(744)
Intangible asset	210	550	—	—
Accumulated other comprehensive loss	4,492	1,863	—	—
Net amount recognized at December 31	$(2,295)	$(4,098)	$(533)	$(744)

The assumptions used in the measurement of the retirement and postretirement plans for the years ended December 31 are as follows:

	Retirement Plans			Postretirement Plans		
	2002	2001	2000	2002	2001	2000
	(in thousands)					
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Return on assets	9.00%	9.00%	9.00%	—	—	—
Initial trend rate	—	—	—	11.00%	12.00%	8.40%
Salary progression	4.25%	4.00%	4.25%	—	—	—
Ultimate health care trend rate	—	—	—	5.00%	5.00%	5.00%
Years to ultimate trend	—	—	—	9	10	10

Assumed healthcare cost trend rates can have an effect on the amounts reported for the healthcare plan. A one-percentage point change in the assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(in thousands)	
Effect on total service and interest cost components	$1	$(1)
Effect on post-retirement benefit obligation	$9	$(9)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $23.1 million, $23.1 million and $13.7 million, respectively as of December 31, 2002. At December 31, 2001, all pension plans had accumulated benefit obligations in excess of plan assets.

401(k) Investment Plan: Under the Company's 401(k) Plan, substantially all of the Company's non-union employees and certain union employees are eligible to contribute a portion of their salaries into various investment options, which include the Company's common stock. The Company matches a percentage of the amounts contributed by the employees. The Company's matching contributions were approximately $0.4 million in 2002, 2001 and 2000.

Note 12 Stock Compensation Plans

Stock Options: At December 31, 2002, the Company had two stock option plans under which key employees and directors have options to purchase Transpro common stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are generally exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan expire ten years and two days from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of common stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 2002 and 2001, respectively, 441,859 and 208,500 common shares were reserved for stock options and restricted shares granted under the Stock Plan. The Non-Employee Directors Stock Option Plan (the "Directors Plan") provides for the issuance of options at the fair market value of the common stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire ten years from the date of grant. The total number of shares of common stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 2002 and 2001, 99,200 and 88,500 common shares were reserved for stock options granted under the Directors Plan.

On July 5, 2001, the Company commenced a tender offer for all outstanding options under the 1995 Stock Plan having an exercise price in excess of $4.00 per share. This did not apply to options outstanding under the Directors Plan. Under the terms of the offer, tendered options would be cancelled and exchanged for new options to be granted on or about the first business day, which is six months and one day after the option cancellation date. The number of options to be granted would be equal to one half of the tendered options for those grants with an exercise price between $4.00 and $6.00 and one-third of the tendered options for those grants with an exercise price greater than $6.00. The tender offer expired on August 2, 2001. Of the options to purchase 116,576 shares available to be tendered, options to purchase 69,176 shares were tendered and have been cancelled. Options, which were not tendered, continue with their original terms and conditions. On February 6, 2002, 28,614 options were granted at an option price of $3.39 per share to replace the options which had been tendered.

Information regarding the Stock Plan and the Directors Plan is as follows:

		Option Price Range		
Stock Plan	**Number of Options**	**Low**	**Weighted Average**	**High**
Outstanding at December 31, 1999	480,966	$3.72	$7.22	$11.75
Granted	—	—	—	—
Canceled	(10,688)	5.88	6.56	8.60
Outstanding at December 31, 2000	470,278	3.72	7.24	11.75
Granted	230,000	2.50	2.88	3.20
Canceled	(491,778)	2.50	6.94	11.75
Outstanding at December 31, 2001	208,500	2.50	3.14	5.88
Granted	243,614	3.39	4.56	4.72
Canceled	(10,255)	3.39	5.21	5.88
Outstanding at December 31, 2002	441,859	2.50	3.88	5.88
Exercisable at December 31, 2002	56,609	2.90	3.41	5.88

Directors Plan	Number of Options	Option Price Range — Low	Option Price Range — Weighted Average	Option Price Range — High
Outstanding at December 31, 1999	77,800	$5.50	$8.54	$11.75
Granted	—	—	—	—
Outstanding at December 31, 2000	77,800	5.50	8.54	11.75
Granted	10,700	2.70	2.70	2.70
Outstanding at December 31, 2001	88,500	2.70	7.84	11.75
Granted	10,700	4.72	4.72	4.72
Outstanding at December 31, 2002	99,200	2.70	7.50	11.75
Exercisable at December 31, 2002	72,450	5.50	8.77	11.75

The weighted-average grant date fair values of options granted during 2002 and 2001 were $2.77 and $1.66. There were no options granted during 2000.

Additional information relating to outstanding options under both plans as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Term (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 2.35 – $ 3.53	231,559	8.4	$ 2.98	50,609	$ 3.12
$ 4.70 – $ 5.88	253,100	9.0	$ 4.81	22,050	$ 5.60
$ 7.05 – $ 8.23	10,700	4.3	$ 7.75	10,700	$ 7.75
$ 8.23 – $ 9.40	10,700	3.3	$ 8.38	10,700	$ 8.38
$ 9.40 – $10.58	14,000	2.8	$10.00	14,000	$10.00
$10.58 – $11.75	21,000	2.8	$11.17	21,000	$11.17

The fair value of each option grant, included in the pro forma disclosure of SFAS 123 in Note 2, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	55.3%	56.5%	55.7%
Risk-free interest rate	4.9%	4.6%	4.5%
Expected life	6 Years	6 Years	6 Years

Restricted Stock: Restricted stock awards vest four years from the date of the award. Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over the period. Compensation expense with respect to restricted shares was zero in 2002, $0.02 million in 2001 and $0.04 million in 2000.

Information relating to outstanding restricted stock awards is as follows:

Outstanding at December 31, 1999	24,026
Canceled	(7,000)
Outstanding at December 31, 2000	17,026
Vested	(5,126)
Canceled	(11,900)
Outstanding at December 31, 2001	—

Note 13 Income Taxes

The (benefit from) provision for income taxes for the three years ended December 31, is as follows:

	2002	2001	2000
		(in thousands)	
Current:			
Federal	$(4,624)	$(1,999)	$(3,868)
Foreign	292	273	203
State and local	(21)	(414)	(453)
	(4,353)	(2,140)	(4,118)
Deferred:			
Federal	1,300	(4,752)	(384)
State and local	307	117	(113)
Valuation allowance	(1,607)	9,485	—
	—	4,850	(497)
(Benefit from) provision for income taxes	$(4,353)	$ 2,710	$(4,615)

A reconciliation of the (benefit from) provision for income taxes at the Federal statutory rate of 34% to the reported tax (benefit from) provision for continuing operations in 2002, 2001 and 2000 is as follows:

	2002	2001	2000
		(in thousands)	
Provision (benefit) computed at the Federal statutory rate	$ 784	$(5,983)	$(4,709)
State and local income taxes, net of Federal income tax benefit	286	(200)	(374)
Foreign tax rate differential	136	95	50
Permanent differences	57	144	188
Federal audit adjustment	—	(576)	—
State tax credit adjustment	(110)	(390)	—
Valuation allowance	(5,280)	9,485	—
Other	(226)	135	230
(Benefit from) provision for income taxes	$(4,353)	$ 2,710	$(4,615)

Significant components of deferred income tax assets and liabilities as of December 31, are as follows:

	2002	2001
	(in thousands)	
Deferred tax assets:		
Inventories	$ 1,722	$ 2,107
Pensions	878	1,878
Postretirement benefits	202	283
Allowance for bad debts	1,271	1,406
Self insurance reserves	1,182	1,019
Warranty reserves	511	735
Accrued vacation	648	620
Federal net operating loss	—	3,515
Other	1,284	1,104
Valuation reserve	(4,205)	(9,485)
Total deferred tax assets	3,493	3,182
Deferred tax liabilities:		
Depreciation	(2,992)	(2,644)
Deferred charges	(354)	(373)
Other	(147)	(165)
Total deferred tax liabilities	(3,493)	(3,182)
Net deferred tax assets	$ —	$ —

During March 2002, tax legislation was enacted which included a provision that allowed pre-tax losses incurred in 2001 and 2002 to be carried-back for a period of five years instead of the current two years. As a result, the Company increased its net income in the first quarter of 2002 by approximately $3.8 million, which reflects a reduction in the deferred tax valuation allowance. This amount was received in cash during the second quarter of 2002.

During the fourth quarter of 2001, the Company determined that in accordance with the provisions of SFAS 109, "Accounting for Income Taxes", a non-cash valuation allowance of $9.5 million was required to offset its net deferred tax asset balance. The reserve was required due to the Company's cumulative losses during the past three years. As the Company returns to profitability on a pre-tax basis, it would recover the valuation allowance, which would improve net income.

The earnings of certain foreign subsidiaries are considered permanently reinvested in the foreign operations and therefore no provision has been made for U.S. taxes related to these subsidiaries. Income (loss) before taxes from United States and foreign sources for the three years ended December 31, is as follows:

	2002	2001	2000
		(in thousands)	
United States	$1,848	$(18,120)	$(14,301)
Foreign	458	522	452
Income (loss before taxes)	$2,306	$(17,598)	$(13,849)

Net income taxes (refunded) paid during 2002, 2001 and 2000 were $(4.8) million, $(2.8) million and $3.2 million, respectively.

Note 14 Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per common share:

	2002	2001	2000
	(in thousands, except per share amounts)		
Numerator:			
Income (loss) from continuing operations	$ 6,659	$(20,308)	$(9,234)
Less: preferred stock dividends	(86)	(138)	(142)
Income (loss) from continuing operations available (attributable) to common stockholders	6,573	(20,446)	(9,376)
Cumulative effect of accounting charge, net of tax	(4,671)	—	—
Income from discontinued operation, net of tax	—	—	440
Gain on sale of discontinued operation, net of tax	—	—	6,002
Loss on debt extinguishment	—	(530)	—
Net income (loss) available (attributable) to common stockholders — basic	1,902	(20,976)	(2,934)
Add back: preferred stock dividend	86	—	—
Net income (loss) available (attributable) to stockholders and assumed conversions	$ 1,988	$(20,976)	$(2,934)
Denominator:			
Weighted average common shares	7,001	6,624	6,590
Non-vested restricted stock	—	—	(17)
Adjusted weighted average common shares — basic	7,001	6,624	6,573
Dilutive effect of stock options	84	—	—
Dilutive effect of Series B Preferred Stock	36	—	—
Adjusted weighted average common shares — diluted	7,121	6,624	6,573
Basic income (loss) per common share:			
Continuing operations	$ 0.94	$ (3.09)	$ (1.43)
Cumulative effect of accounting change	(0.67)	—	—
Discontinued operation	—	—	0.07
Gain on sale of discontinued operation	—	—	0.91
Loss on debt extinguishment	—	(0.08)	—
Net income (loss) per common share	$ 0.27	$ (3.17)	$ (0.45)
Diluted income (loss) per common share:			
Continuing operations	$ 0.94	$ (3.09)	$ (1.43)
Cumulative effect of accounting change	(0.66)	—	—
Discontinued operation	—	—	0.07
Gain on sale of discontinued operation	—	—	0.91
Loss on debt extinguishment	—	(0.08)	—
Net income (loss) per common share	$ 0.28	$ (3.17)	$ (0.45)

The weighted average basic common shares outstanding was used in the calculation of the diluted loss per common share for the years ended December 31, 2001 and 2000 as the use of weighted average diluted common shares outstanding would have an anti-dilutive effect on the loss per share.

There were outstanding options to purchase common stock excluded from the diluted calculation because their exercise price exceeded the average market price of Transpro common stock during the respective earnings periods. The shares excluded and the average market prices were as follows:

	2002	2001	2000
Options	83,800	181,300	394,354
Average market prices	$ 4.98	$ 2.96	$ 4.49

Note 15 Commitments and Contingencies

Leases: The Company's leases consist primarily of manufacturing and distribution facilities and equipment, which expire between 2003 and 2012. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $4.3 million in 2002, $4.2 million in 2001 and $4.3 million in 2000.

Future minimum annual rental payments under non-cancelable operating leases as of December 31, 2002 were as follows: $4.0 million in 2003, $3.2 million in 2004, $2.7 million in 2005, $2.1 million in 2006 and $1.1 million in 2007 and $4.1 million thereafter.

Insurance: The Company is self-insured for health care, workers compensation, general liability and product liability claims up to predetermined amounts above which third party insurance applies. The Company has reserved approximately $3.1 million and $2.7 million to pay such claims as of December 31, 2002 and 2001, respectively.

Legal Proceedings: Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment-related claims. Pursuant to an Agreement and Plan of Merger dated July 23, 1998 (the "Purchase Agreement"), the Company acquired from Paul S. Wilhide ("Wilhide") all of the common stock of EVAP, Inc. The consideration for this transaction was a payment of $3.0 million in cash, the issuance of 30,000 shares of the Company's Series B Convertible Redeemable Preferred Stock (the "Convertible Shares"), and the potential for an "earn-out" payment to Wilhide based on a calculation relating to EVAP's performance during the years 1999 and 2000. There is presently a dispute between the Company and Wilhide relating to the calculation of the earn-out. Wilhide claims that the value of his earn-out is $3.75 million, while the Company believes that Wilhide is not entitled to any earn-out. Under the Purchase Agreement, the earn-out would have, in the first instance, been payable through an increase in the liquidation preference of the Convertible Shares. Because, however, Wilhide has already met the agreed limits as to the amount of Convertible Shares that may be converted into Transpro common stock, any earn-out would likely be payable to Wilhide in cash. The Agreement includes an arbitration provision and there is currently a dispute as to the scope of the arbitration relating to the calculation of the earn-out payment. Accordingly, on January 14, 2003, Wilhide commenced an action in Texas State Court seeking a declaratory judgment that certain factors used by the Company in its earn-out calculation were improper and should not be included in the arbitration. The Company has filed an Application with the Court to have the entire matter resolved in arbitration and intends to vigorously defend this matter. Should any adjustment result from these negotiations, the resulting increase in goodwill may be impaired as a result of the provisions of SFAS 142, resulting in a charge to operating income. Depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's consolidated financial position, future operations or cash flows in a particular period.

Environmental Matters: The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. On January 27, 2003, the Company announced that it had signed a Consent Agreement with the State of Connecticut Department of Environmental Protection. Under the agreement, the Company will voluntarily initiate the investigation and cleanup of environmental contamination on property occupied by a wholly-owned subsidiary of the Company over 20 years ago. The Company believes there will not be a material adverse impact to its financial results due to the investigation and cleanup activities. The

Company also does not currently anticipate any material adverse effect on its consolidated results of operations, financial condition or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of the Company's business and there is no assurance that material environmental liabilities and compliance charges will not arise. The Company also believes it is reasonably possible that environmental-related liabilities might exist with respect to other industrial sites formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, other than amounts already provided, for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Warranty Expense: The Company provides an accrual for warranty costs based upon historical experience and agreements currently in place with certain customers. It also accrues for unusual exposures at the time the exposure is identified and quantified, based upon analyses of expected product failure rates and engineering cost estimates. An analysis of activity for the three years ended December 31, 2002 is as follows:

	2002	2001	2000
		(in thousands)	
Balance at beginning of period	$1,933	$ 1,100	$ 559
Charged to cost and expenses	271	2,243	2,015
Warranty credits issued	(858)	(1,410)	(1,474)
Balance at end of period	$1,346	$ 1,933	$ 1,100

The higher level of expense in 2001 and 2000 relates to a Heavy Duty OEM warranty program, which was identified in the fourth quarter of 2000. Exposure under the program increased in 2001 due to higher than originally expected claim activity. The remaining claims are expected to continue through the end of 2003.

Note 16 Business Segments

The Company evaluates its business as two segments, based upon the type of customer served – Automotive and Light Truck and Heavy Duty.

The Automotive and Light Truck strategic business group includes complete radiators and radiator cores, heaters, air conditioning condensers, air conditioning compressors and other air conditioning parts for aftermarket customers. The Heavy Duty strategic business group provides manufactured specialized heavy-duty equipment radiators, charge air coolers and oil coolers to original equipment manufacturers and aftermarket customers.

The Company evaluates the performance of its segments and allocates resources accordingly based on operating income (loss) before interest and taxes. Intersegment sales are recorded at cost. Certain other expenses such as information technology, human resources and finance and accounting functions are allocated between segments based on their respective use of shared facilities and resources.

The tables below set forth information about reported segments for the three years ended December 31:

	Consolidated Revenues			Operating Income (Loss)		
	2002	2001	2000	2002	2001	2000
			(in thousands)			
Trade sales:						
Automotive and light truck	$164,538	$139,019	$129,857	$13,911	$ (1,023)	$ (412)
Heavy duty	66,027	64,293	73,463	(2,053)	(7,481)	(4,535)
Inter-segment revenues:						
Automotive and light truck	3,406	2,512	4,000	—	—	—
Heavy duty	—	—	—	—	—	—
Elimination of inter-segment revenues	(3,406)	(2,512)	(4,000)	—	—	—
Corporate expenses	—	—	—	(5,808)	(4,567)	(4,087)
Consolidated total	$230,565	$203,312	$203,320	$ 6,050	$(13,071)	$(9,034)

	Total Assets			Capital Expenditures			Depreciation and Amortization Expense		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Automotive and light truck	$121,265	$ 86,202	$ 98,224	$4,506	$2,705	$3,389	$3,293	$3,319	$3,492
Heavy duty	26,899	33,389	42,418	1,052	372	1,966	1,962	2,012	2,083
Corporate	11,996	10,092	16,325	—	—	—	171	183	185
Consolidated totals	$160,160	$129,683	$156,967	$5,558	$3,077	$5,355	$5,426	$5,514	$5,760

Restructuring and other special charges included in income (loss) from operations before interest and taxes for the three years ended December 31, are as follows:

	2002	2001	2000
		(in thousands)	
Automotive and light truck	$ 206	$3,988	$ 732
Heavy duty	1,610	587	—
Corporate	—	—	675
Total restructuring and other special charges	$1,816	$4,575	$1,407

In 2002, 2001 and 2000, the Company had one customer, which accounted for 21%, 19% and 20% of net sales, respectively. These sales were in the Automotive and Light Truck segment. No other customers individually represented more than 10% of net trade sales.

Note 17 Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2002			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	(in thousands, except per share amounts)			
Net sales	$50,962	$62,472	$65,922	$51,209
Gross margin	9,601	12,658	13,934	8,233
Income (loss) from continuing operations	3,756	1,545	1,700	(342)
Cumulative effect of accounting change, net of tax	(4,671)	—	—	—
Net (loss) income	(915)	1,545	1,700	(342)
Basic income (loss) per common share:				
Continuing operations	$ 0.54	$ 0.21	$ 0.24	$ (0.05)
Cumulative effect of accounting change, net of tax	(0.67)	—	—	—
Net (loss) income per common share	(0.13)	0.21	0.24	(0.05)
Diluted income (loss) per common share:				
Continuing operations	$ 0.52	$ 0.21	$ 0.24	$ (0.05)
Cumulative effect of accounting change, net of tax	(0.65)	—	—	—
Net (loss) income per common share	(0.13)	0.21	0.24	(0.05)

	Year Ended December 31, 2001			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net sales	$45,707	$55,370	$57,351	$ 44,884
Gross margin	5,381	6,603	11,800	3,617
Loss from continuing operations	(3,208)	(2,849)	(1,031)	(13,220)
Loss on extinguishment of debt	(380)	—	—	(150)
Net loss	(3,588)	(2,849)	(1,031)	(13,370)
Basic loss per common share:				
Continuing operations	$ (0.49)	$ (0.44)	$ (0.16)	$ (1.98)
Extinguishment of debt	(0.06)	—	—	(0.02)
Net loss per common share	(0.55)	(0.44)	(0.16)	(2.00)
Diluted loss per common share:				
Continuing operations	$ (0.49)	$ (0.44)	$ (0.16)	$ (1.98)
Extinguishment of debt	(0.06)	—	—	(0.02)
Net loss per common share	(0.55)	(0.44)	(0.16)	(2.00)

Prior year and prior quarter balances have been reclassified to correspond with the account classifications used at the end of 2002. During the fourth quarter of 2001, the Company recorded a valuation reserve in the amount of $9.5 million against its net deferred tax asset in accordance with the provisions of SFAS 109 "Accounting for Income Taxes".

Schedule II

Transpro, Inc.
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs	Other	Balance at End of Period
			(in thousands)		
Year Ended December 31, 2002					
Allowance for doubtful accounts	$2,805	$ 538(a)	$ (347)	$ —	$2,996
Allowance for excess/slow moving inventory	4,582	2,347	(3,179)	—	3,750
Reserve for warranty costs	1,933	271(c)	(858)	—	1,346
Tax valuation reserve	9,485	(5,280)(b)	—	—	4,205
Year Ended December 31, 2001					
Allowance for doubtful accounts	$2,698	$ 1,786(a)	$(1,679)	$ —	$2,805
Allowance for excess/slow moving inventory	4,969	1,942	(2,329)	—	4,582
Reserve for warranty costs	1,100	2,243(c)	(1,410)	—	1,933
Tax valuation reserve	—	9,485	—	—	9,485
Year Ended December 31, 2000					
Allowance for doubtful accounts	$1,943	$ 739(a)	$ (10)	$ 26	$2,698
Allowance for excess/slow moving inventory	4,550	3,047	(2,628)	—	4,969
Reserve for warranty costs	559	2,015(c)	(1,474)	—	1,100

(a) Higher expense levels in 2001 reflect the write-off of receivables from several Automotive and Light Truck customers which declared bankruptcy.

(b) Includes $3,795 recorded as a tax benefit in the first quarter of 2002 due to changes in tax laws.

(c) Primarily reflects charges for a Heavy Duty OEM warranty program, which was initiated in the fourth quarter of 2000. Exposure under the program increased in 2001 due to higher than expected levels of claim activity. Claims exposure returned to normal historical levels in 2002, and claims are expected to continue through the end of 2003.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements between the Registrant and its independent accountants on accounting and financial disclosure during the year ended December 31, 2002.

PART III

Item 10. Directors and Executive Officers of the Registrant

Portions of the information required by this item are included in Part I of this Report. Other information required by this item is contained in the Company's 2003 Proxy Statement under the heading, "PROPOSAL NO. 1 — ELECTION OF DIRECTORS" and is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the Company's 2003 Proxy Statement under the heading "EXECUTIVE COMPENSATION" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the Company's 2003 Proxy Statement under the heading "STOCK OWNERSHIP-Principal Stockholders and Directors and Officers" is incorporated herein by reference. Additional information is also included in Part II, Item 5 hereof.

Item 13. Certain Relationships and Related Transactions

The information contained in the Company's 2003 Proxy Statement, under the heading "CERTAIN TRANSACTIONS" is incorporated herein by reference.

Item 14. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) Financial Statements of the Registrant

See Consolidated Financial Statements under Item 8 of this Report.

(a) (2) Financial Statement Schedules

See Schedule II — Valuation and Qualifying Accounts under Item 8 of this Report.

Schedules other than the schedule listed above are omitted because they are not applicable, or because the information is furnished elsewhere in the Consolidated Financial Statements or the Notes thereto.

(a) (3) Exhibits

The information required by this Item relating to Exhibits to this Report is included in the Exhibit Index in (c) below.

(b) Reports on Form 8-K

During the quarter ended December 31, 2002, the following Form 8-K's were filed:

- On November 27, 2002, a Form 8-K was filed containing as an exhibit an amendment to the Company's Loan and Security Agreement with Congress Financial Corporation (New England), which provided for a permanent increase in the maximum credit line to $65,000,000.
- On December 31, 2002, a Form 8-K was filed announcing the Company's acquisition of certain assets of Fedco Automotive Components Company, a wholly owned subsidiary of Tomkins PLC for a cash purchase price of $7,980,000. The Asset Purchase Agreement was attached as an exhibit. In addition, the Company announced an amendment to its Loan and Security Agreement with Congress Financial Corporation (New England). Under the amendment, which was attached as an exhibit, the maximum credit line was increased to $80,000,000, the credit line was extended through December 27, 2005 and the interest rate was reduced.

(c) Exhibits -The following exhibits are filed as part of this report:

2.1	Agreement, dated June 15, 1995, between Allen Heat Transfer Products, Inc., AHTP II, Inc., GO/DAN Industries and Handy & Harman Radiator Corporation.(1)
2.2	Asset Purchase Agreement dated as of April 17, 2000 by and among Transpro, Inc. and Leggett & Platt, Incorporated.(6)
2.3	Asset Purchase Agreement dated December 27, 2002 by and among GO/DAN Industries, Inc., Transpro, Inc., Fedco Automotive Components Company, Inc. and Stant Corporation.(15)
3.1(i)	Restated Certificate of Incorporation of Transpro, Inc.(2)
3.1(ii)	By-laws of Transpro, Inc., as amended.(11)
4.1	Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, as assignee of the First National Bank of Boston, as Rights Agent (including form of Certificate of Designations of Series A Junior Participating Preferred Stock and form of Rights Certificate).(1)
4.2	Form of Revolving Credit Agreement between the Company and Certain lending Institutions or Banks, BankBoston, N.A., as Agent.(1)
4.3	First Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, BankBoston N.A. as Agent.(4)

4.4	Waiver and Second Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, BankBoston, N.A., as Agent.(4)
4.5	Third Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, BankBoston N.A. as Agent.(5)
4.6	Limited Waiver and Fourth Amendment to Revolving Credit Agreement between the Company and Certain Lending Institutions or Banks, BankBoston, N.A., as Agent.(7)
4.7	Forbearance Agreement dated as of August 18, 2000.(8)
4.8	Forbearance Agreement dated as of September 29, 2000.(8)
4.9	Forbearance Agreement dated as of November 15, 2000.(9)
4.10	Forbearance Agreement dated as of December 20, 2000.(9)
4.11	Loan and Security Agreement dated as of January 4, 2001, by and between Congress Financial Corporation (New England) as Lender and Transpro, Inc., Ready-Aire, Inc., and GO/DAN Industries, Inc. as Borrowers.(9)
4.12	First Amendment to Loan and Security Agreement with Congress Financial Corporation.(10)
4.13	Second Amendment to Loan and Security Agreement with Congress Financial Corporation.(10)
4.14	Third Amendment to Loan and Security Agreement with Congress Financial Corporation.(12)
4.15	Fourth Amendment to Loan and Security Agreement with Congress Financial Corporation.(12)
4.16	Fifth Amendment to Loan and Security Agreement with Congress Financial Corporation.(12)
4.17	Sixth Amendment to Loan and Security Agreement with Congress Financial Corporation.(12)
4.18	Seventh Amendment to Loan and Security Agreement with Congress Financial Corporation.(13)
4.19	Eighth Amendment to Loan and Security Agreement with Congress Financial Corporation.(14)
4.20	Ninth Amendment to Loan and Security Agreement with Congress Financial Corporation.(15)
	The Company is a party to certain other long-term debt agreements each of which does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to file such agreements upon request from the Securities and Exchange Commission.
10.1	Transpro, Inc. 1995 Stock Plan.(1)
10.2	Form of Stock Option Agreement under the 1995 Stock Plan.(1)
10.3	Form of Transpro, Inc. 1995 Non-employee Directors Stock Option Plan.(1)
10.4	Form of Stock Option Agreement under the 1995 Non-employee Directors Stock Option Plan.(1)
10.5	Form of Contribution Agreement between Allen and the Company.(1)

10.6	Form of Instrument of Assumption of the Company.(1)
10.7	Form of Indemnification Agreement.(1)
10.8	Form of Employment Agreement between the Company and Henry P. McHale.(1)
10.9	Amendment No. 1 to Employment Agreement between the Company and Henry P. McHale.(3)
10.10	Separation and Release Agreement dated December 18, 2000 between the Company and Henry P. McHale.(9)
10.11	Form of Key Employee Severance Policy.(1)
10.12	Letter Agreement, dated December 15, 1992 between Jeffrey J. Jackson and GO/DAN Industries.(1)
10.13	Employment Agreement between the Company and Charles E. Johnson.(10)
21.1	Subsidiaries of the Company.
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney (included on signature page).

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-96770).

(2) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 1998 (File No. 1-13894).

(3) Incorporated by reference to the Company's 1998 Form 10-K (File No. 1-13894).

(4) Incorporated by reference to the Company's Form 10-Q/A for the quarter ended March 31, 1999 (File No. 1-13894).

(5) Incorporated by reference to the Company's 1999 Form 10-K (File No. 1-13894).

(6) Incorporated by reference to the Company's Form 8-K filed May 2, 2000 (File No. 1-13894).

(7) Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2000 (File No. 1-13894).

(8) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2000 (File No. 1-13894).

(9) Incorporated by reference to the Company's 2000 Form 10-K (File No. 1-13894).

(10) Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2001 (File No. 1-13894).

(11) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2001 (File No. 1-13894).

(12) Incorporated by reference to the Company's 2001 Form 10-K (File 1-13894).

(13) Incorporated by reference to the Company's Form 8-K filed September 20, 2002.

(14) Incorporated by reference to the Company's Form 8-K filed November 22, 2002.

(15) Incorporated by reference to the Company's Form 8-K filed December 27, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transpro, Inc.

By **/s/ Charles E. Johnson**

Charles E. Johnson
President and Chief Executive Officer

Date: March 19, 2003

POWER OF ATTORNEY

Each of the undersigned hereby appoints Barry R. Banducci and Charles E. Johnson and each of them severally, his or her true and lawful attorneys to execute on behalf of the undersigned any and all amendments to this annual report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission. Each such attorney will have the power to act hereunder with or without the others. Each of the undersigned hereby ratifies and confirms all such attorneys, or any of them may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ William J. Abraham, Jr. William J. Abraham, Jr., Director	March 19, 2003
/s/ Barry R. Banducci Barry R. Banducci, Director	March 19, 2003
/s/ Philip Wm. Colburn Philip Wm. Colburn, Director	March 19, 2003
/s/ Charles E. Johnson Charles E. Johnson, President, Chief Executive Officer and Director	March 19, 2003
/s/ Paul R. Lederer Paul R. Lederer, Director	March 19, 2003
/s/ Sharon M. Oster Sharon M. Oster, Director	March 19, 2003
/s/ F. Alan Smith F. Alan Smith, Director	March 19, 2003
/s/ Richard A. Wisot Richard A. Wisot Vice President, Treasurer, Secretary and Chief Financial Officer Principal Financial and Accounting Officer	March 19, 2003

CERTIFICATIONS

I, Charles E. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Transpro, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

/s/ Charles E. Johnson
Charles E. Johnson
President and Chief Executive Officer
(Principal Executive Officer)

I, Richard A. Wisot, certify that:

1. I have reviewed this annual report on Form 10-K of Transpro, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

/s/ Richard A. Wisot
Richard A. Wisot
Vice President, Treasurer, Secretary, and
Chief Financial Officer (Principal Financial
and Accounting Officer)

Corporate Office
Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
phone 203.401.6450

Manufacturing plants:
15 Throughout North America

Distribution locations:
57 Branches and Agencies

Stock Exchange Listing Common stock:
New York Stock Exchange Ticker Symbol: TPR

Board of Directors

William J. Abraham, Jr.
Partner
Foley & Lardner

Barry R. Banducci
Chairman of the Board
Transpro, Inc.

Philip Wm. Colburn
Chairman of the Board
Allen Telecom Inc.

Charles E. Johnson
President and Chief Executive Officer
Transpro, Inc.

Paul R. Lederer
Former Executive Vice President
Worldwide Aftermarket
Federal-Mogul Corporation

Sharon M. Oster
Frederic D. Wolfe Professor of
Management and Entrepreneurship
Yale University School of Management

F. Alan Smith
Former Executive Vice President
General Motors Corporation

Corporate Officers

Charles E. Johnson
President and Chief Executive Officer

David J. Albert
Vice President, Operations

Jeffery L. Jackson
Vice President, Human Resources
and Assistant Secretary

Richard A. Wisot
Vice President, Treasurer, Secretary,
and Chief Financial Officer

Kenneth T. Flynn, Jr.
Vice President and Corporate Controller

Business Unit Managers

Lyman J. McWain
Vice President
Automotive and Light Truck
Heat Exchanger Unit

David J. Albert
Vice President
OEM and Aftermarket Heavy Duty
Products Unit

Kevin J. O'Connor
President
Automotive and Light Truck
Ready-Aire Temperature Control Unit

Registrar & Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
1.800.937.5449

Counsel
Wiggin & Dana LLP
New Haven, Connecticut

Independent Accountants
PricewaterhouseCoopers LLP
Hartford, Connecticut

Investor Relations
FD Morgen-Walke
New York, New York

Investor Information
In order to receive, without charge, a copy of the annual report on form 10-K which was filed with the Securities and Exchange Commission, please write to:

Investor Relations Department
Transpro, Inc.
100 Gando Drive
New Haven, CT 06513

Additional information on the Company can also be found at our Internet website: www.transpro.com

TRANSPRO
The Heat Transfer Professionals



TRANSPRO

The Heat Transfer Professionals

100 Gando Drive, New Haven, Connecticut 06513 phone: 203.401.6450 web: www.transpro.com